AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1999
                                                  REGISTRATION NO. 333- ________

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ----------------

                                 EFOX.NET, INC.

             (Exact name of registrant as specified in its charter)

Delaware                               7310                        52-2145698
--------                         ------------------              --------------
(State or Other                  (Primary Standard                (IRS Employer
Jurisdiction of             Industrial Classification            Identification
Incorporation or                      Number)                        Number)
Organization)
                                ----------------

                      3 Bethesda Metro Center - - Suite 700
                            Bethesda, Maryland 20814
                                 (301) 652-0999
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)

                                ----------------

                                    Copy To:
                              Carl N. Duncan, Esq.
                            Duncan, Blum & Associates
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
             As soon as practicable after the effective date of the
                             Registration Statement

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                      1933, check the following box: [x].

                         CALCULATION OF REGISTRATION FEE

==========================================================================================================================
      Title of Each Class
      of Securities to be      Amount to be        Proposed Maximum              Proposed Maximum              Amount of
           Registered           Registered*      Offering Price per Share *         Aggregate                Registration
                                                                                  Offering Price                   Fee
--------------------------------------------------------------------------------------------------------------------------
Shares of Common                 1,250,000
         Stock                     Shares                $6.00                      $7,500,000                    $1,500
==========================================================================================================================

 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the
    Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

       Disclosure of Alternative Used: Alternative 1 [ ] Alternative 2 [X]

 -------------------------------------------------------------------------------

                                 EFOX.NET, INC.
                              CROSS REFERENCE SHEET
               (SHOWING LOCATION IN THE PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM SB-1)

An asterisk (*) under "Caption in Prospectus" indicates that the answer to the item of Form SB-1 Part I is negative or inapplicable.

ITEMS IN FORM SB-1 (MODEL B)                                                                    CAPTION IN PROSPECTUS
                                                                                                ---------------------

I.       FORM 1-A ITEMS
         --------------
        1.    Cover Page Information............................................................Front Cover Page

        2.    Distribution Spread...............................................................Front Cover Page

        3.    Summary Information,  Risk Factors and Dilution...................................Summary; Risk Factors; Dilution

        4.    Plan of Distribution..............................................................Plan of Distribution

        5.    Use of Proceeds to Issuer.........................................................Application of Proceeds

        6.    Description of Business...........................................................The Company

        7.    Description of Property...........................................................The Company

        8.    Directors, Executive Officers and Significant Employees...........................The Company

        9.    Remuneration of Directors and Officers............................................The Company

        10.   Security Ownership of Management and Securityholders..............................The Company

        11.   Interest of Management and Others in Certain Transactions.........................Conflicts of Interest

        12.   Securities to be Offered..........................................................Cover Page; Description of
                                                                                                Capital Stock

II.     ALTERNATIVE 2 ITEMS
        -------------------

        1.    Inside Front and Outside Back Cover Pages
              of the Prospectus Front...........................................................Cover Page

        2.    Significant Parties...............................................................The Company

        3.    Relationship with Issuer of Experts
              Named in the Registration Statement...............................................Experts

        4.    Legal Proceedings.................................................................Legal Proceedings

        5.    Changes in and Disagreements with Accountants.....................................N/A

        6.    Disclosure of Commission Position on Indemnification..............................Fiduciary Responsibility of the
                                                                                                  Company's Management

PROSPECTUS                    $7,500,000                         APRIL___, 1999


                        1,250,000 SHARES OF COMMON STOCK

                                 EFOX.NET, INC.

            1,250,000 shares of common stock (the "Shares") are being offered hereby by Efox.net, Inc., a Delaware corporation (the "Company), on a self-underwritten, best-efforts, minimum-maximum basis. (See "Plan of Distribution and "Risk Factors.") The Company will be engaged in the adult entertainment industry. More specifically, the Company was organized for the purpose of creating, launching and developing the premiere online and "offline" men's entertainment destination featuring what the Company believes are some of the most beautiful women in the world. The Company, its management believes, will tastefully package heterosexual men's favorite pursuits: Ladies, Automobiles, Sports and Stocks (what it calls the "LASS" factor) for its male-centric content.

             Unless earlier terminated, the Initial Offering Period will be up to two (2) months from the date hereof unless, in the sole discretion of the Company, it is extended for periods up to a total of seven (7) additional months. The Company is offering a minimum of $1,000,000 up to a maximum of $7,500,000 of such Shares. (See "Plan of Distribution.") The date that (1) subscriptions for a minimum of $1,000,000 in Shares have been received and (2) the Company has accepted such subscriptions will mark the end of the Initial Offering Period. As described in greater detail in "Plan of Distribution," the Offering is being made pursuant to a Registration Statement which may be extended for additional periods which will, in the aggregate, not exceed 24 months from the date of this Prospectus (the "Continuous Offering Period"). (See "Risk Factors -- No Market For The Company's Shares"). During the Initial Offering Period, Shares will be offered at $6.00 per share. Because Shares are being sold by it sole principal, Joseph R. Preston, on a self-underwritten basis (without the use of broker-dealers), there is no selling commission (the "Selling Price"). (See "Notes to the Cover Page.") During the Continuous Offering Period, Shares will continue to be sold at $6.00 per share until a market develops for the Shares. (The Company intends to qualify its Shares for quotation on the NASDAQ National Market under the symbol "EFOX" once the $7,500,000 maximum offering is achieved. ) At such time as a market develops, Shares will be sold by the Company at the average of the then prevailing bid and asked prices on the date the subscription is received. If a minimum of $1,000,000 of Shares is not sold during the Initial Offering Period (as it may be extended), investor funds will be promptly returned with all pro rata interest earned thereon. The minimum purchase is $300 for both the Initial and Continuous Offering Periods.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION NOT CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER BY ANY PERSON WITHIN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL.

                        THESE ARE SPECULATIVE SECURITIES.

       See "Risk Factors" for certain factors that should be considered by prospective investors.

Potential investors in the Company are advised that an investment in its Shares is subject to the following considerations, among others:

- Internet and/or adult entertainment companies can be speculative and volatile and involve significant risks, including those discussed in "Risk Factors."
- Specifically, prospective investors are advised that the Company's auditors have issued a report (as is often true for developmental stage entities) which raises questions about the Company's ability to continue as a

       "going concern". (See Financial Statement, Appendix I and "Risk Factors - Going Concern Report Of Certified Public Accountants.")

- The Company has not had significant prior operations, and market acceptance may be beyond the control of management. (See "The Company" and "Risk Factors.")

- Certain conflicts of interest exist in the management of the Company. (See "Conflicts Of Interest.")

- The success of the Company is dependent on its management. (See "The Company -- Management" and "Risk Factors -- Reliance On Management.")



=============================================================================================================
                  Price to Public During Initial Offering           Selling          Proceeds to Company (3)
                              Period (1)(2)(3)                 Commission (2)(3)
-------------------------------------------------------------------------------------------------------------
  Per Share                        $6.00                             $0.00                    $6.00
-------------------------------------------------------------------------------------------------------------

  Total Minimum                 $1,000,000                           $0.00                  $1,000,000
-------------------------------------------------------------------------------------------------------------

  Total Maximum                 $7,500,000                           $0.00                  $7,500,000
=============================================================================================================

(1)      During this Offering Period, there is a $300 minimum.
(2) The shares are being self-underwritten by the Company's sole principal. There is no selling commission.
(3) These amounts are before deducting offering expenses (estimated at $55,000 whether for the minimum or maximum offering).

                 UNTIL APRIL ___, 1999 (25 DAYS AFTER THE DATE HEREOF), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A CURRENT COPY OF THIS PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                 NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE OR, IN THE CASE OF INFORMATION INCORPORATED HEREIN OR THEREIN BY REFERENCE, THE DATE OF FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.


                            INVESTMENT REQUIREMENTS

                 Subscriptions for the purchase of the Shares offered hereby are subject to the following conditions:

(1) The minimum initial purchase is $300. (See "Plan Of Distribution.") There is generally no limit on the maximum number of Shares that may be purchased by any one investor, except as limited by applicable regulatory considerations. (See, for example, "ERISA Considerations.")

(2) To ensure enforcement of the investment requirements associated with this Offering, each purchaser must represent in the Subscription Agreement and Power of Attorney that he has (a) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (b) a net worth of at least $50,000 (similarly calculated) and an annual adjusted gross income of not less than $25,000.

(3) In the case of a pension, profit sharing plan or trust or any tax-deferred or tax-exempt entity, including retirement plans, the trustee or custodian must represent that he, she or it is authorized to execute such subscription on behalf of the plan and that such investment is not prohibited by law or the plan's governing documents.

(4) The Company may reject any subscription. All subscriptions received are irrevocable.

(5) The Company must have reasonable grounds to believe, on the basis of information obtained from the purchaser concerning his financial situation and needs and any other information known by the Company , that

                 (a) the purchaser is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the Prospectus; (b) the purchaser has a net worth sufficient to sustain the risks inherent in an investment in the Company, including possible losses on their investment and lack of liquidity; and (c) the Company is otherwise a suitable investment for the purchaser.

                 FOLLOWING THE CONCLUSION OF EACH FISCAL YEAR, SHAREHOLDERS WILL RECEIVE AN ANNUAL REPORT, INCLUDING A BALANCE SHEET, STATEMENTS OF OPERATIONS, CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY AND RELATED FOOTNOTES. THE FINANCIAL STATEMENTS CONTAINED IN THE ANNUAL REPORT WILL BE AUDITED BY THE COMPANY'S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. UNAUDITED QUARTERLY REPORTS ON OPERATIONS ALSO WILL BE DISTRIBUTED TO SHAREHOLDERS OR MADE AVAILABLE THROUGH E-MAIL AND/OR THE INTERNET.



                  [BALANCE OF PAGE LEFT INTENTIONALLY BLANK.]

                               TABLE OF CONTENTS

DESCRIPTIVE TITLE                                                                    PAGE
-----------------                                                                    ----
INVESTMENT REQUIREMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
SUMMARY FINANCIAL DATA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
PRO FORMA FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
INTRODUCTORY STATEMENT: WHO SHOULD INVEST . . . . . . . . . . . . . . . . . . . . . . 7
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
CONFLICTS OF INTEREST . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT  . . . . . . . . . . . . . . . . 17
APPLICATION OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
DILUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
        General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
        Competitive Advantages  . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
        Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
        Remuneration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
        Employee Benefits   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
        Employee Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
        Employees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
        Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
        Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
        Securities Ownership Of Certain Beneficial Owners And Management  . . . . . . 27

SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS   . . . . . . . . . . . . . . . . . . . . . . . . . 29
ABSENCE OF PUBLIC MARKET AND DIVIDEND POLICY  . . . . . . . . . . . . . . . . . . . . 31
DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
ERISA CONSIDERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
EXPERTS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
APPENDIX I (FINANCIAL STATEMENTS) . . . . . . . . . . . . . . . . . . . . . . . . . . I-1
EXHIBIT A -- SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY . . . . . . . . . . . . . . A-1


                               PROSPECTUS SUMMARY

            The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. All references in this Prospectus to Shares are as of February 19, 1999 , unless otherwise specified. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                   THE COMPANY

            Efox.net, Inc. is a recently organized Delaware corporation which will engage in the adult entertainment industry. The Company was incorporated on January 22, 1999 in Delaware. More Specifically, the Company was organized for the purpose of creating, launching and developing the premiere online and "offline" men's entertainment destination featuring what the Company believes are some of the most beautiful women in the world. The Company, its management believes, will tastefully package heterosexual men's favorite pursuits: Ladies, Automobiles, Sports and Stocks (what it calls the "LASS" factor for its male-centric content). Its par value $ .001 Shares are expected to be listed on the NASDAQ National Market System 6 to 18 months after the Offering commences. Even after the Continuous Offering Period ends, there is no assurance the Company will satisfy then current pertinent listing standards or, if successful in getting listed, avoid later delisting. (See "Risk Factors -- No Market For The Company's Shares")

                                  THE OFFERING

Securities           1,250,000 Shares having an aggregate offering price of
                     $7,500,000 are being offered at $6.00 per Share (the
                     "Selling Price") during this Offering Period. (See "Plan of
                     Distribution" and Cover Page.)

Offering Period      As described in greater detail in "Plan of Distribution"
                     and on the Cover Page, the Offering begins on the date of this Prospectus and may continue for up to nine (9) months thereafter, unless earlier terminated or extended. (The date that (1) subscriptions for a minimum of $1,000,000 of Shares have been received and (2) the Company has closed the initial escrow will mark the end of the Initial
                     Offering Period.) Subject to pertinent securities requirements, the Company expects to update this Prospectus after its Initial Offering Period and continue the Offering
                     (the "Continuous Offering Period") for up to 24 months from the date of this Prospectus if, as expected, the $7,500,000 maximum is not achieved during the Initial Offering Period.

Proceeds Held        All subscriptions during the Initial Offering Period will
                     be held in an escrow account with _______________________, __________________, ______________ Such proceeds will not be paid to the Company until receipt of the minimum offering amount of $1,000,000; thereafter, if such minimum is achieved, the Offering will continue during the Continuous Offering Period at the Company's $6.00 per Share
                     Selling Price until a market develops for the Shares. (At such time as a market develops, Shares will be sold by the Company at the average of the then prevailing bid and asked prices on the date a subscription is received.) If the minimum offering amount of $1,000,000 is not achieved, the related proceeds and all interest earned thereon will be returned to the investors. Even after the Initial Offering
                     Period (so long as at least the $1,000,000 minimum is achieved), subscriptions will continue to be escrowed with ______________________________________ pending month-end acceptance. Investors are reminded that, given the duration of the Initial Offering Period, subscriptions may be held in escrow for up to nine (9) months from the date of this Prospectus. In addition, while it is expected that interest will be earned on escrowed funds, there is no assurance that interest will be earned and, in any event, interest earned will be returned pro rata to subscribers only if the $1,000,000 minimum offering is not achieved.

Minimum              The minimum purchase is $300. All interest earned on
Subscription         escrowed subscriptions will be retained by the Company
                     unless the minimum is not achieved. (See "Investment
                     Requirements" and "Plan Of Distribution-Subscriptions.")

Risks And Conflicts  An investment in the Company involves substantial risks due
Of Interest          in part to the costs which the Company will incur, given
                     the highly speculative nature of Internet e-commerce, including the Company's men's entertainment world wide web destination business. (See "Conflicts Of Interest.") Risks inherent in investing in the Company are discussed under "Risk Factors."

Plan Of              The Shares are being offered on a best-efforts,
Distribution         self-underwritten, minimum-maximum basis by Joseph R.
                     Preston, the sole principal of the Company. (See "Plan Of
                     Distribution.")

Application          The proceeds of the Offering are expected to be employed
Of Proceeds          as outlined in "Applications of Proceeds," with particular emphasis on refinements and expansion to its web site if only the minimum is achieved. In the event more than the minimum is subscribed, the Company intends to be more aggressive in implementing its business plan. (See
                     "Application of Proceeds" and "The Company.")


                             SUMMARY FINANCIAL DATA

              The Summary Financial Information, all of which has been derived from audited financial statements included elsewhere in this Prospectus, reflects the operations of the Company for its limited operating history as of and for the period from inception to February 19, 1999. This information should be read in conjunction with the financial statements and "Management's Discussion And Analysis Of Financial Condition And Results Of Operation."


           Current assets                                       $58,493
           -------------------------------------------------------------

           Noncurrent assets                                    $43,639
           -------------------------------------------------------------
           -------------------------------------------------------------
           Current liabilities                                  $52,274
           -------------------------------------------------------------
           -------------------------------------------------------------
           Gross Revenues                                        -
           -------------------------------------------------------------

           Gross Profit                                           -
           -------------------------------------------------------------

           Loss from continuing operations                     $712,497
           -------------------------------------------------------------

           Net loss                                            $712,497
           -------------------------------------------------------------

                         PRO FORMA FINANCIAL INFORMATION

            Pro forma financial information has not been presented since no significant business combination has occurred or is probable and, even where possible or remote, there have been no significant historical operations. Furthermore, there has been minimal historical activity (approximately 1 month). Consequently, pro forma information would serve no useful purpose. (See Appendix I.) In addition, summary financial data is provided in "Selected Financial Data."

                             INTRODUCTORY STATEMENT:
                                WHO SHOULD INVEST

            PURCHASE OF THE SHARES OFFERED HEREBY SHOULD BE MADE ONLY BY THOSE PERSONS WHO CAN AFFORD TO BEAR THE RISK OF A TOTAL LOSS OF THEIR INVESTMENT. THE COMPANY RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART.

            Each subscriber will be required to make certain representations as to his net worth and income. (See "Investment Requirements" and the Subscription Agreement and Power of Attorney attached as Exhibit A.) The Company believes that prospective investors should consider the Shares as a long-term investment. There is no public market for these Shares, and none is likely to develop for approximately 6 to 18 months after the date of this Prospectus. (See "No Market For The Company's Shares.") Thereafter, unless the Company achieves capitalization sufficient to allow it to trade on the NASDAQ National Market or Small Cap System, it is not likely that a trading market will develop except for listing in the "Pink Sheets"; in addition, market makers must be obtained for National Market and Small Cap Listing once this Offering is concluded.

            In addition, offerees should not purchase Shares with the expectation of sheltering income.

                                  RISK FACTORS

            Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following factors before purchasing the Shares offered hereby.

(1) LIMITED HISTORY OF OPERATION; NET LOSSES TO DATE; COMPANY IS A "START-UP" WITH NO REVENUES TO DATE. The Company is in the early stage of development and has only a limited history of operations which, through February 19, 1999, have generated aggregate losses of $712,497. (See "The Company -- Introduction" and "Conflicts Of Interest.") To the extent that the Company implements its business plan, the Company's business will be subject to all of the problems, expenses, delays and risks inherent in a new business enterprise (including limited capital, delays in program development, possible cost overruns, uncertain market acceptance and a limited operating history). (See also below "Reliance On Management.") In addition, the Company's future success will depend upon many factors, including those which may be beyond its control or which cannot be predicted at this time, such as increased levels of competition (including the emergence of additional competitors, changes in economic conditions, emergence of new technologies and changes in governmental regulations). Moreover, the Company was founded January 22, 1999, it is a "start-up" company, has a limited operating history and has generated no revenue. The Company may never generate revenues or profits in the foreseeable future.

(2) GOING CONCERN REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The factors described above in "Limited History Of Operations; Net Losses: Company Is A "Start-Up" With No Revenues To Date" raise substantial doubt about the Company's ability to continue as a going concern. In this regard, see the Report of Independent Certified Public Accountants accompanying the Company's audited financial statements appearing elsewhere herein which cites substantial doubt about the Company's ability to continue as a going concern. There can be no assurance that the Company will achieve profitability or generate positive cash flow in the future. As a result of these and other factors, there can be no assurance that the Company's proposed activities and/or acquisitions will be successful or that the Company will be able to achieve or maintain profitable operations. If the Company fails to achieve profitability, its growth strategies could be materially and adversely affected. (See "Management's Discussion And Analysis Of Financial Condition And Prospective Results Of Operations.")

(3) NEED FOR ADDITIONAL CAPITAL; PROCEEDS FROM SALE OF SHARES MAY BE INADEQUATE. Especially if significantly less than the maximum offering achieved, the Company's capital resources may not be adequate to fully implement its business plan. Specifically, the Company is currently beginning its operations and a substantial portion of the proceeds from this Offering will be used to fund the Company's expansion, operations and other capital needs. There can be no assurance, however, that such proceeds will be sufficient for these purposes, especially in light of the fact that the Company is a "start-up" company with essentially no operating history and no revenues. While $7,500,000 may be sufficient to pursue the specific opportunities already targeted and described in this Prospectus, such amount would not be sufficient to pursue the Company's larger business plan - e.g. embarking on a major program of becoming the dominant world wide web men's entertainment destination. Hence, as is true for other companies contemplating significant growth, the Company, in due course, is expected to require additional financing. There can be no assurance that any such additional financing that may be required will be available to the Company if and when required, or on terms acceptable to the Company, or that such additional financing, if available, would not result in substantial dilution of the equity interests of existing Shareholders.

(4) MINIMUM/MAXIMUM OFFERING. While $7,500,000 is the maximum offering contemplated pursuant to this Registration Statement, it is subject to a $1,000,000 minimum. If such minimum is not achieved during the up to nine (9) month Initial Offering Period, subscription proceeds will be returned (with pro rata interest based on amount and timing of the subscription) to subscribers and the Offering will be terminated. (See "Plan Of Distribution.") If the minimum is achieved, the Company believes it will have sufficient funds for 12-15 months of operation but at a reduced level than would be the case for the maximum offering. (See "Application of Proceeds.")

(5) SELF-UNDERWRITTEN OFFERING. Because there is no firm commitment for the purchase of Shares, there can be no assurance that the Company will sell the intended $7,500,000 aggregate offering. Such risk factor is greater in this Offering since Shares will be exclusively self-underwritten -- meaning without the use of securities brokers -- by the Company through Joseph R. Preston, its sole principal, who has not previously conducted a self-underwritten offering. (See 'Plan of Distribution" and "The Company -- Biographical Information.") Subscribers' funds may thus be retained in the escrow account for up to approximately nine (9) months following the date of this Prospectus. To the extent that significantly less money is raised than the $7,500,000 maximum, the Company's operating costs will be allocated among relatively fewer Shares.

(6) "PENNY STOCK" REGULATION. As of the date of the Prospectus, the Company's Shares are not deemed to constitute so called "penny stock". However, it is uncertain in the future when the Shares will be listed on a national or regional exchange or the NASDAQ National Market System or whether broker-dealers will make a market in the Shares. If the Shares are not so listed or if the Company can not attract a market maker following and the price of Shares falls below $5.00, the so-called "penny stock" ( low-priced securities) regulations could affect the sale of the Shares. (These regulations require broker-dealers to disclose the risk associated with buying penny stocks and to disclose their compensation for selling the Shares). Such regulations may have the effect of reducing the level of trading activity in the secondary market for the Shares and make it more difficult for investors to sell their Shares in the Company.

(7) RELIANCE ON MANAGEMENT. Although management has significant business experience and expertise, it has not previously operated an Internet-based business. Investors will have no right or power to take part in or direct the management of the Company. Thus, purchasers of the Shares offered hereby will be entrusting the funds to the Company's management, upon whose judgment the investors must depend, with only limited information concerning management's specific intentions. Accordingly, no investor should purchase Shares unless such investor is willing to entrust all aspects of the Company's management. This potential risk is even more important in this Offering since the Company's business is dependent, to a significant degree, upon the performance of one key individual, Joseph R. Preston, the departure or disabling of whom could have a material adverse effect on the Company's performance. (See "The Company.") Upon successful completion of at least the Minimum Offering, the Company will apply for key man life insurance of not less than $2,000,000 on Mr. Preston.

(8) BROAD DISCRETION OF MANAGEMENT WITH REGARD TO APPLICATION OF PROCEEDS. The amounts set forth in the Use of Proceeds section indicates the proposed use of proceeds. However, the actual expenditures may vary substantially from these estimates depending upon the economic conditions and the success, if any, of the Company's business. A significant portion of the net proceeds of this Offering has been allocated, among other uses, to developing its adult entertainment destination on the Internet as well as for working capital purposes. While the Company expects to use proceeds of this Offering as outlined in "Application Of Proceeds," management of the Company retains broad discretion as to the specific use of such funds. For example, as described in such discussion $60,000 (6.0%) of funds raised are expected to be used for customer service infrastructure if the $1,000,000 minimum is achieved but increases to $430,000 (10.1%) at $4,250,000 and $800,000 (10.7%) at the $7,500,000 maximum.

(9) INFLUENCE OF MANAGEMENT CONTROL BY THE PRINCIPAL SHAREHOLDER AND POSSIBLE ANTI-TAKEOVER EFFECTS. Upon consummation of the Offering, 94% of the Company's outstanding Shares will be beneficially owned by the Company's sole principal, Joseph R. Preston. As a result of this ownership, management (and more specifically, Mr. Preston) will have significant influence over the management policies and corporate affairs of the Company. Concentration of large amounts of the Company's Shares in the hands of management may also make more difficult any takeover, buy-out or change of control of the Company not approved by Mr. Preston. Prior to the Offering, Mr. Preston (the "Principal") owned in the aggregate approximately 96% of the Shares. (See "The Company -- Management -- Security Ownership Of Certain Beneficial Owners and Management.") Upon completion of the Offering, the Principal Shareholder's aggregate ownership of Shares in the Company will permit him to retain approximately 88% of the Shares, even assuming the $7,500,000 maximum is raised. Consequently, the Principal Shareholder may be able to effectively control the outcome on all matters submitted for a vote to the Company's Shareholders (particularly if significantly less than the $7,500,000 maximum is raised). Specifically, at least initially, the Principal Shareholder will be able to elect all of the Company's directors. Such control by the Principal Shareholder may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which holders of Shares might otherwise receive a premium for their Shares over then current market prices.

(10) RISKS RELATED TO ADDITIONAL INVESTMENT OPPORTUNITIES. As a result of this Offering, the Company is expected to experience significant expansion related to the Company's Internet-based "hotcore" destinations (which neither the Company nor its management has previously operated). (See "The Company" generally.) It is possible that the Company will be required to conduct a larger business operation than historically has been the case for its management. There can be no assurance that the Company will be able to effectively implement the organizational and operational systems necessary for optimal management integration of its expanded activities.

(11) CONFLICTS OF INTEREST. Certain inherent and potential conflicts of interest exist with respect to operations of the Company's business. (See "Conflicts Of Interest.") These include: (i) in the future, certain members of management may not be required to devote full time to the Company's activities and (ii) dividends would reduce funds available for expanding the Company's operations. (See "The Company".)

(12) COMPETITION. The Internet adult entertainment industry involves rapid technological change and is characterized by intense and substantial competition. Many of the companies, both domestic and foreign, with which the Company will compete are well-established, substantially larger and have substantially greater resources than the Company. It is also likely that other competitors will emerge in the future. Additionally, the Company will compete with other companies that have greater market recognition, greater resources and broader distribution capabilities than the Company. The Company's business plan spans a variety of businesses, many of which overlap and are highly competitive. Increased competition by existing and future competitors could materially and adversely affect the Company's ability to achieve profitability. The adult entertainment business is highly competitive with respect to price, service, location and the professionalism of entertainment. The Company will compete with a number of web sites whose names initially may enjoy recognition that exceeds that of Efox.net. Although the Company believes that it will compete successfully, there can be no assurance that it will be able to maintain a high level of name recognition and prestige within the marketplace. Moreover, the Company's success depends on maintaining a high quality of female models, entertainers and editorial content. Competition for nude and/or semi-nude models and entertainers in the modeling and adult entertainment industries is intense. The lack of availability of quality, personable, attractive models and/or entertainers or the Company's inability to attract and retain other key employees could adversely affect the business of the Company. The Company's inability to compete within the industry or maintain a high quality of entertainment could adversely effect an investment in the Shares. (See "The Company" generally.)

(13) RISK OF ADULT ENTERTAINMENT OPERATIONS. The adult entertainment industry is a volatile industry. The industry tends to be sensitive to economic conditions. When economic conditions are prosperous, entertainment industry revenues increase; conversely, when economic conditions are unfavorable, entertainment industry revenues decline. Customers who frequent adult web sites generally follow trends in personal preferences. The Company will continuously monitor trends in its clients' tastes and entertainment preferences so that, if necessary, it can change its operations and services to accommodate the changes in such trends. Any significant decline in general corporate conditions or the economy that affect consumer spending could have a material adverse effect on the Company's business and, consequently, upon an investment in the Shares.

(14) RISK OF CAPACITY CONSTRAINTS, FILTERS AND SYSTEMS FAILURES. The performance of the Company's online services is critical to its reputation, to the Company's services and achieving market acceptance of its online men's entertainment destination. Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of the Company's online services could result in decreased usage of the Company's services and, if sustained or repeated, could reduce the attractiveness of the Company's online services to its clients. An increase in the volume of queries conducted through the Company's online services could strain the capacity of the software or the hardware employed by the Company, which could lead to slower response time or system failures, thereby adversely affecting the Company's revenues. The Company also faces technical challenges associated with higher levels of personalization and localization of content delivered to users of its online services.

The process of managing traffic within large, high traffic Internet online services such as the Company's is an increasingly important and complex task. The Company will rely on both internal and licensed third party inventory management and analysis systems. The Company's operations are dependent in part upon its ability to protect its operating systems against physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of the Company's online services, which could have a material adverse affect on the Company's business, results of operations and financial condition.

A large portion of the Company's network infrastructure is located at a single, leased facility in Virginia. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, Internet breakdowns, break-ins, tornadoes and similar events. The Company does not presently have redundant facilities or systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced.

A sudden and significant increase in traffic on the Company's www.efox.net web site could strain the capacity of the software, hardware and telecommunications systems deployed or utilized by the Company. The Company is also dependent upon search engines, web browsers, Internet service providers ("ISPs") and online service providers ("OSPs") to provide Internet users access to the Company's web site. Clients may experience difficulties accessing or using the Company's web site due to system failures or delays unrelated to the Company's systems. These difficulties may negatively affect audio and video quality or result in intermittent interruption in programming. In addition, the Company relies on a third party ISP to provide hosting services with respect to the Company's content. Any sustained failure or delay could reduce the attractiveness of the Company's web site to its clients. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition.

Moreover, the prevalence and sophistication of various filtering technologies which is designed to block access to adult sites may increase throughout the Internet and the access to the Company's site may not be available to all who wish to have access.

(15) DEVELOPING MARKET; UNPROVEN ACCEPTANCE OF THE COMPANY'S ONLINE SERVICES. The Company has only recently commenced operations at a time when the adult online entertainment industry is rapidly evolving and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, demand and market acceptance for recently introduced services is subject to a high level of uncertainty and risk. Because the market for the Company's online services is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. While it is known that adult destinations on the Internet are large and growing, there can be no assurance that the market for the Company's online services will continue to develop or become sustainable. If use of its online services fails to grow, the Company's ability to establish and expand its brand identity would be materially and adversely affected.

(16) DEPENDENCE ON CONTINUED GROWTH IN THE USE OF THE INTERNET; DEPENDENCE ON INTERNET INFRASTRUCTURE. The Company's future success is substantially dependent upon continued growth in the use of the Internet and, as it relates to the Company, in the acceptance and volume of commercial transactions on the Internet. There can be no assurance that the number of Internet users will continue to grow or that commerce over the Internet will become more widespread. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, lack of access and ease of use, congestion of traffic, inconsistent quality of service and lack of availability of cost-effective, high-speed service, potentially inadequate development of the necessary infrastructure, excessive governmental regulation, uncertainty regarding intellectual property ownership or timely development and commercialization of performance improvements, including high speed modems. (See "Online Security Risks; -"Intellectual Property"; and -"Government Regulation and Legal Uncertainties.")

The Company's success also depends upon, among other things, the continued development and maintenance of a viable Internet infrastructure to support the continued growth in the use of the Internet. The maintenance and improvement of this infrastructure will require timely development of products, such as high speed modems and communications equipment, to continue to provide reliable Internet access and improved content. The current Internet infrastructure may not be able to support an increased number of subscribers or the increased bandwidth requirements of subscribers and, as such, the performance or reliability of the Internet may be adversely affected. Furthermore, the Internet has experienced certain outages and delays as a result of damage to portions of its infrastructure. Similar outages and delays in the future, including those resulting from Year 2000 problems, could adversely affect the level of traffic on the Company's web site destination. The effectiveness of the Internet may decline due to delays in the development or adoption of new standards and next-generation Internet protocols designed to support increased levels of activity. There can be no assurance that the infrastructure or products or services necessary to ensure the continued expansion of the Internet will be developed, or that the Internet will become a viable commercial medium. If the necessary infrastructure, standards, protocols, products, services or facilities are not developed, or if the Internet does not become a viable commercial medium, the Company's results of operations and financial condition could be materially and adversely affected. Even if such infrastructure, standards or protocols or complementary products, services or facilities are developed, there can be no assurance that the Company will not be required to incur substantial expenditures in order to adapt its services to changing or emerging technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Moreover, it is anticipated that additional domain levels may be created (such as ".biz"or ".law"). To the extent additional domain levels are added, their existence may greatly increase the level of competition for the Company's site destination.

(17) ONLINE SECURITY RISKS. Despite the implementation of security measures, the Company's network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. For example, given the content of the Efox.net website, there is an incentive for users ("hackers") to penetrate the Company's network security. A party who is able to circumvent security measures could misappropriate proprietary information and, perhaps at least as critically, cause interruptions in the Company's Internet operations. ISPs and OSPs have in the past experienced, or may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. The Company may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Although the Company intends to continue to implement industry-standard security measures, there can be no assurance that measures implemented by the Company will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing www.efox.net which could have a material adverse effect on the Company's business, results of operations and financial condition.

(18) RISKS ASSOCIATED WITH BRAND DEVELOPMENT. The Company believes that establishing and maintaining brand identity of its www.efox.net destination is a critical aspect for attracting and expanding its targeted Internet-based audience and that the importance of brand recognition will increase due to the growing number of Internet online services. Promotion and enhancement of the Company's brands will depend largely on its success in continuing to provide high quality online services, which cannot be assured. If users do not perceive the Company's existing online services to be of high quality, or if the Company introduces online services or enters into new business ventures that are not favorably received by users, the Company will risk diluting its brand and decreasing the attractiveness of its audiences to advertisers. Furthermore, in order to attract and retain subscribers and to promote and maintain its brand in response to competitive pressures, the Company may find it necessary to increase substantially its financial commitment to creating and maintaining a distinct brand loyalty among its clients. If the Company is unable to provide high quality online services, or otherwise fails to promote and maintain its brand, incurs excessive expenses in an attempt to improve, or promote and maintain its brand, the Company's business, results of operations and financial condition could be materially and adversely affected.

(19) RISKS OF TECHNOLOGICAL CHANGE. The market for Internet services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Company to effectively use leading technologies, continue to develop its technological expertise, enhance its current services and continue to improve the performance, features and reliability of its Internet destination. Changes in network infrastructure, transmission and content delivery methods and underlying software platforms and the emergence of new broadband technologies, such as DSL and cable modems, could dramatically change the structure and competitive dynamic of the market. In particular, technological developments or strategic partnerships that accelerate the adoption of broadband access technologies may require the Company to expend resources to address these developments. There can be no assurance that the Company will be successful in responding quickly, cost effectively and sufficiently to these or other such developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by the Company to modify or adapt its web site. A failure by the Company to rapidly respond to technological developments could have a material adverse effect on the Company's business, results of operations and financial condition.

(20) MANAGEMENT OF GROWTH. For the Company to expand its business operations, it must continue to improve and expand the expertise of its personnel and must attract, train and manage qualified managers and employees to oversee and manage its contemplated expanded operations. It is the intention of the Company to significantly expand its existing business operations and management anticipates that significant expansion of its operations will continue to be required in order to address potential market opportunities. Such expansion will subject the Company to a variety of risks associated with rapidly growing companies. In particular, the Company's growth may place a significant strain on its accounting systems, internal controls and oversight of its day-to-day operations. To manage its growth, the Company must implement, improve and effectively utilize its operational, management, marketing and financial systems and train and manage its future employees. These individuals will not have previously worked together and would be required to integrate as a management team. There can be no assurance that the Company will be able to manage effectively the expansion of its operations or that the Company's current personnel, systems, procedures and controls will be adequate to support the Company's operations. Any failure of management to manage effectively the Company's growth could have a material adverse effect on the Company's business, results of operations and financial conditions. (See "-Dependence On Key Personnel; Need for Additional Personnel." Although management intends to ensure that its internal controls remain adequate to meet the demands of further growth, there can be no assurance that its systems, controls or personnel will be sufficient to meet these demands. Inadequacies in these areas could have a material adverse effect on the Company's business, financial condition and results of operations.

(21) INTELLECTUAL PROPERTY RISKS. The Company regards its trade secrets and similar intellectual property as critical to its success. In that context, the Company will rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions. There is no guarantee that these efforts will be adequate; that the Company will be able to secure trademark registrations for all of its marks in the United States or other countries; or that third parties will not infringe upon or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the Company's www.efox.net destination. Since trademark and copyright protections are not "self-enforcing", future litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property rights.

The Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and be required to participate in the proceedings before the United States Patent and Trademark Office to determine the priority and scope of rights to the trademark, which could result in substantial costs to the Company. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademark. Any litigation regarding the Company's propriety rights could be costly and divert management's attention, result in the loss of certain of the Company's proprietary rights, require the Company to seek licenses from third parties and prevent the Company from selling its services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company will license a substantial portion of its sports and stocks content from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content. The Company generally obtains representations as to the origins and ownership of such licensed content and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will adequately protect the Company. ( See "Liability for Internet Content" and " Government Regulation and Legal Uncertainty." )

The Company intends to pursue the registration of its trademarks based upon anticipated use internationally. There can be no assurance that the Company will be able to secure adequate protection for these trademarks in foreign countries. Many countries have a "first-to-file" trademark registration system and thus the Company may be prevented from registering its marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that competitors of the Company or others will adopt service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trademark or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of "Efox.net" and "LASS". The inability of the Company to protect its marks adequately could have a material adverse effect on the Company's business, results of operations and financial condition.

(22) LIABILITY FOR INTERNET CONTENT. As a distributor of Internet content, the Company faces potential liability for negligence, copyright, patent, trademark infringement, defamation, indecency, disparagement and other claims based on the nature and content of the materials that it transmits. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, the Company could be exposed to liability with respect to the content or unauthorized duplication or transmission of content. Although the Company will maintain general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. In addition, although the Company generally requires its content providers to indemnify the Company for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on the Company's business, results of operations and financial condition. (See "Government Regulation and Legal Uncertainty.")

(23) LIABILITY FOR INFORMATION SERVICES. Because content made available by third parties may be downloaded by the online services operated or facilitated by the Company and may be subsequently distributed to others, there is a potential that claims will be asserted against the Company for defamation, negligence or personal injury, or based on other theories due to the nature of such content. Such claims have been brought, and sometimes successfully asserted, against online service providers in the past. Such claims may include, among others, claims that by providing hypertext links to Internet sites operated by third parties, the Company is liable for wrongful actions by such third parties through such Internet sites. It is also possible that users could make claims against the Company for losses incurred in reliance on information provided on the Company's online services. Although the Company will carry general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to fully indemnify the Company. Any imposition of liability or legal defense expenses that are not covered by insurance or are in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

(24) GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES. Since few laws or regulations currently are directly applicable to access or commerce on the Internet, the Company is not subject to direct government regulation, other than regulations applicable to business generally. However, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governmental organizations and, as a result, a number of laws or regulations may be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. It is also uncertain as to how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's online services, increase the cost of the Company doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

The Company intends to collect sales or other taxes with respect to the sale of services or products in states and countries where the Company believes it is required to do so. One or more states or countries have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. While Congress has passed a moratorium on taxing commerce on the Internet such moratorium expires ______, 200___. A change in the current federal exemption or successful assertion by one or more states or countries that the Company should collect sales or other taxes on products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on the Company's business, results of operations and financial condition.

The Communications Decency Act of 1996 (the "CDA") was enacted in 1996. Although those sections of the CDA that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted at the state or federal level. Although the Company does not distribute the types of materials that the CDA may have deemed illegal, the nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined, and legislation similar to the CDA could subject the Company to potential liability, which in turn could have an adverse effect on the Company. Moreover, such laws could also damage the growth of the Internet generally and decrease the demand for the Company's products and services, which could adversely affect the Company's business, results of operations and financial condition.

(25) YEAR 2000 COMPLIANCE. The Year 2000 issue involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that contain time-sensitive software may recognize "00" as the year 1900, rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions and invoices or engage in similar ordinary business activities. The Company believes that its Internet software and hardware systems will function properly with respect to dates in the Year 2000 and thereafter. Nonetheless, there can be no assurance in this regard until such systems are operational in the Year 2000. The Company is in the process of contacting all of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to make their own systems Year 2000 compliant. Accordingly, to the extent the systems of the Company's suppliers and clients are not fully Year 2000 compliant, there can be no assurance that potential system interruptions or the cost necessary to update software will not have a material adverse affect on the Company's business, results of operation or financial condition.

(26) CHANGES TO THE INTERNAL REVENUE CODE. While not initially a major factor, if, as expected, the Company diversifies its "destination" philosophy business plan, changes to the Internal Revenue Code of 1986 limiting or decreasing the amounts of entertainment expenses allowed as deductions from income could adversely affect sales in the future to clients dependent upon corporate expense accounts. An adverse effect upon the Company's sales could have an adverse affect upon an investment in the Shares.

(27) NO ASSURANCE OF PROFITABILITY; DIVIDENDS AT DISCRETION OF MANAGEMENT; NO CURRENT PLANS TO PAY DIVIDENDS. Dividends, if any, to Shareholders are in the discretion of management. No assurance can be given that the Company's services and products will be accepted in the marketplace or that there will be sufficient revenues generated for the Company to be profitable. Not only has the Company not paid any dividends to date, it anticipates that, for the foreseeable future, it will retain any earnings for use in the operation and future expansion of its business. Moreover, the Company may be restricted from paying dividends to its Shareholders under future credit or other financing agreement(s). (See "Conflicts Of Interest - Dividends Would Reduce Funds Available"and "Absence Of Public Market And Dividend Policy.")

(28) DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon, among other factors, the continued service of its key senior executive, Joseph R. Preston, and on the Company's ability to attract, retain and motivate qualified personnel, including Mr. Preston. The inability to replace or attract new qualified personnel could have a material adverse effect on the Company.

(29) DEPENDENCE ON TECHNOLOGICALLY QUALIFIED PERSONNEL. Because of the technological nature of the Company's business, the Company is dependent upon its ability to attract and retain technologically qualified personnel. There is significant competition for technologically qualified personnel in the geographical area of the Company's business and the Company may not be successful in recruiting and retaining such qualified personnel.

(30) ABSENCE OF A PUBLIC MARKET. The Company's Shares are not publicly traded, and there can be no assurance that a public market ever will develop. None is likely to develop for approximately 6 to 18 months after the date of this Prospectus. (See "Plan of Distribution."). Such publicly traded status requires the Company to enlist a broker-dealer to serve as a market maker. Even if found, any market maker of the Company's Shares may discontinue such activities at any time without notice. The Company intends to list the Shares for trading on the NASDAQ National Market System of the NASDAQ market once the maximum $7,500,000 offering is achieved. However, until such time, a purchaser of Shares may not be able to liquidate his or her investment and Shares may not be readily acceptable as collateral for loans. No assurance can be given as to the liquidity of the trading market for the Shares or that an active public market will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Shares may be adversely affected. Consequently, holders of Shares acquired pursuant to this Offering may not be able to liquidate their investment in the event of an emergency or for any other reason, and the Shares may not be readily accepted as collateral for a loan. Accordingly, prospective investors should consider the purchase of Shares only as a long-term investment.

(31) ARBITRARY OFFERING PRICE. There has been no prior market for the Shares. The common stock's price per Share in this Offering has been arbitrarily determined by the Company's board of directors and bears no relationship to the Company's assets, book value or net worth. The Company's offering price per Share is substantially in excess of the net tangible book value as a "start-up".

(32) NO COMMITMENT TO PURCHASE SHARES; NO MARKET MAKER; NO UNDERWRITER. No commitment exists by anyone to purchase all or any part of the Shares being offered hereby and, consequently, the Company can give no assurance that any of the Shares will be sold. No underwriter, placement agent or other person has contracted with the Company to purchase or sell all, or a portion of, the Shares offered hereby or in the future.

(33) POTENTIAL VOLATILITY OF STOCK PRICE. The price at which Shares may be purchased or sold may be subject to extreme fluctuations due to such factors as actual or anticipated fluctuations in the Company's operating results, selection of new products, execution of new contracts, general market conditions and other factors.

(34) POTENTIAL FLUCTUATIONS AND QUARTERLY RESULTS. The Company's quarterly operating results may in the future vary significantly depending upon such factors as the timing of new announcements and customer subscriptions. The sales cycle could be lengthy and subject to a number of significant risks over which the Company has little or no control, including customers' budgetary constraints and general economic conditions. Due to the foregoing factors, quarterly revenue is difficult to forecast. Additionally, if quarterly revenue levels are below expectations, operating results are likely to be materially adversely affected. In particular, net income, if any, may be disproportionately affected by a reduction in revenue because only a small portion of the Company's expenses vary with revenue.

(35) FINANCING FUTURE ACTIVITIES. While the Company has no long-term debt currently, the Company anticipates that the proceeds of this Offering will be used to finance its future activities (See "Application Of Proceeds" and "Need For Additional Capital.") The Company may issue debt securities from time to time subject, among other things, to compliance with applicable securities law considerations and possible future credit or other financing agreements. Accordingly, the future issuance of debt by the Company could have a positive or an adverse impact on the Shareholders.

(36) CYCLICALITY. Subscription revenues of the Company, as well as those of the media generally, are often cyclical and dependent upon general economic conditions. Management believes, however, that the Company's pricing strategies, distribution, production cost structure, marketing strategy and management's experience mitigate, to some degree, the effects of an economic downturn to the extent such downturn is regional.

(37) DILUTION. This Offering will result in immediate and substantial dilution of the net tangible book value per common share. Investors who purchase Shares offered hereby will experience immediate dilution based on the difference between the subscription price and the net tangible book value per common share. Purchasers of Shares during at least the Initial Offering Period will pay $6.00 per share which, upon completion of this Offering, will have a net tangible book value (based on the Company's balance sheet as of February 19, 1999, after giving effect to this Offering) of approximately $0.07 if the $1,000,000 minimum offering is achieved and $0.49 if the $7,500,000 maximum offering is achieved. That represents dilution of $5.93 per share (or approximately 99%) at the $1,000,000 level and $5.51 per share (or approximately 92%) at the $7,500,000 level. (See "Capitalization," "Dilution" and "Description Of Capital Stock -- Common Stock Generally.")

(38) FUTURE SALES OF SHARES. The existing Shareholders beneficially hold 14,000,000 Shares. All such Shares are "restricted" as defined in Rule 144 under the Securities Act ("Rule 144"). Since these "restricted" Shares have been owned beneficially for less than one year by existing Shareholders, they may not be sold in the market pursuant to Rule 144 with regard to sales by affiliates until at least one year have passed from the date of their purchase. (See "Description Of Capital Stock.") The Company can make no prediction as to the effect, if any, that sales of Shares, or the availability of Shares for future sale, will have on the market price of the Shares prevailing from time to time. Sales of substantial amounts of Shares in the public market, or the perception that such sales could occur, could depress prevailing market prices for the Shares. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price which it deems appropriate.

(39) LIMITATION OF MONETARY LIABILITY BY THE COMPANY'S MANAGEMENT. Because of certain statutory and case law relating to broad discretion granted management of a company, typically directors and officers of a corporation are indemnified by and have limited monetary liability to its Shareholders. Failure of management to satisfy its fiduciary responsibility to Shareholders could subject management to certain claims. (See "Fiduciary Responsibility Of The Company's Management" and "Description of Capital Stock -- Directors' Liability.")

       IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN BY MANAGEMENT. IN REVIEWING THE OFFERING DOCUMENTS, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POTENTIAL RISKS THAT COULD BE IMPORTANT.

                              CONFLICTS OF INTEREST

       THE FOLLOWING INHERENT OR POTENTIAL CONFLICTS OF INTERESTS SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS BEFORE SUBSCRIBING FOR SHARES. (SEE DISCLAIMER AT THE END OF THE FOLLOWING DISCUSSION REGARDING CERTAIN SPECIFIC TRANSACTIONS.)

(1) FUTURE MEMBERS OF MANAGEMENT MAY NOT BE REQUIRED TO DEVOTE FULL-TIME TO THE BUSINESS ACTIVITIES OF THE COMPANY. Joseph R. Preston will devote full time to the activities of the Company. However, in the future it is possible certain members of management will have professional responsibilities to entities other than the Company. Those external activities may be pursued within the discretion of each individual member of management. However, as described in "Fiduciary Responsibility Of The Company's Management" below, those activities are subject to fiduciary standards even if full-time is not devoted to the Company. Moreover, any activities that can be characterized as adult entertainment-related in character are potentially restricted by non-compete terms under work for hire agreements with the Company.

(2) DIVIDENDS WOULD REDUCE FUNDS AVAILABLE FOR EXPANDING OPERATIONS. The amount and frequency of dividends declared and/or distributed to Shareholders is solely within the discretion of the Company. Since certain fees to management and/or related parties are, directly or indirectly, related to assets of the Company and the Company seeks to invest those funds to the maximum extent feasible, management would suffer an economic disadvantage if the Company reduced its assets through such distributions to Shareholders. Consequently, the Company does not expect to declare dividends for the foreseeable future.

(3) NO INDEPENDENT REVIEW. Investors should note that the Company and its management are represented by the same counsel. Therefore, to the extent the Company and this Offering would benefit by an independent review, such benefit will not be available in this case. Such potential conflict may be greater in this Offering since the Managing Partner of the Company's securities counsel owns Shares in the Company. While it is not expected to have any adverse consequence (such as undermining professional representation), Carl N. Duncan (a partner of the law firm - Duncan, Blum & Associates - that represents the Company) is being paid for his services through significantly reduced cash compensation and the issuance of Shares in the Company. (See "Experts.")

(4) POSSIBLE RELATED PARTY TRANSACTIONS. The Company may in the future enter into transactions with affiliates. However, the Company intends to enter into any such transactions only at prices and on terms no less favorable to the Company than transactions with independent third parties. In any event, any debt instruments of the Company in the future are expected generally to prohibit the Company from entering into any such affiliate transaction on other than arm's-length terms. Moreover, it is expected that independent directors will be added to the Board and an independent escrow agent/registrar will be appointed, no later than the initial closing for this Offering, to assure proper issuance of stock to Shareholders.

              FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

       Counsel has advised the Company's management it has a fiduciary responsibility for the safekeeping and use of all assets of the Company. (See "Conflicts Of Interest" and "Risk Factors -- Conflicts Of Interest.") Management is accountable to each Shareholder and required to exercise good faith and integrity with respect to its affairs. (For example, whether under SEC and/or general fiduciary principles, management cannot commingle property of the Company with the property of any other person, including that of management.)

       Cases have been decided under the common or statutory law of corporations in certain jurisdictions to the effect that a Shareholder may institute legal action on behalf of himself and all other similarly situated Shareholders (a class action) to recover damages from management for violations of fiduciary duties, or on behalf of a corporation (a corporation derivative action), to recover damages from a third party where management has failed or refused to institute proceedings to recover such damages. On the basis of federal and/or state statutes, including most critically the Delaware General Corporation Law, and rules and decisions by pertinent federal and/or state courts, accordingly,
(a) Shareholders in a corporation have the right, subject to the provisions of the Federal Rules of Civil Procedure and jurisdictional requirements, to bring class actions in federal court to enforce their rights under federal securities laws; and (b) Shareholders who have suffered losses in connection with the purchase or sale of their shares may be able to recover such losses from a corporation's management where the losses result from a violation by the management of SEC Rule 10b-5, promulgated under the Securities Exchange Act of 1934, as amended. It should be noted, however, that in endeavoring to recover damages in such actions, it would be generally difficult to establish as a basis for liability that the Company's management has not met such standard. This is due to the broad discretion given the directors and officers of a corporation to act in its best interest.

       The SEC has stated that, to the extent any exculpatory or indemnification provision purports to include indemnification for liabilities arising under the Securities Act of 1933, as amended, it is the opinion of the SEC that such indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that the Company's management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at such time.

                             APPLICATION OF PROCEEDS

       The net proceeds to the Company from the sale of the shares of common stock (the "Shares") offered hereby (after associated organization and offering expenses approximating $55,000) are estimated to be approximately $7,445,000 if the $7,500,000 maximum offering is achieved and $945,000 if the $1,000,000 minimum offering is achieved. (See Capitalization" below with regard to the Company's capitalization currently and that which will exist if the minimum or maximum offering is achieved.) The Company expects that such net proceeds will be used to finance expansion of its contemplated activities as well as for general corporate purposes.

       In the event only the minimum amount of funding is subscribed, the Company will concentrate its efforts primarily on expanding its www.efox.net web site. In the event that more than the minimum is subscribed, the Company intends to be more aggressive in implementing its business plan and further develop operations, personnel and projects. Anticipated application of proceeds below does not, however, include cash flow from revenue. The Company anticipates receiving revenues from operations, but there can be no assurance that such revenues will be sufficient to generate positive cash flow before proceeds from this Offering are expended. At anticipated levels of capital expenditures (so-called "burn rates"), proceeds from the Minimum Offering are expected to fund the Company's operations for 12-15 months. (See "Risk Factors.")

                   [BALANCE OF PAGE LEFT INTENTIONALLY BLANK.]

                                                                         GROSS PROCEEDS
                                                                         --------------


                                             $1,000,000                    $4,250,00                    $7,500,000
                                             ----------                    ---------                    ----------

                                    Dollar Amount   Percentage    Dollar Amount   Percentage   Dollar Amount    Percentage
                                    -------------   ----------    -------------   ----------   -------------    ----------

OFFERING EXPENSES

   Legal Fees (1)                        $15,000       1..5%           $15,000       0.4%             $15,000      0.2%

   Printing And Related Costs             10,000        1.0%            10,000       0.2%              10,000      0.1%

   Escrow and Misc. Expenses               5,500        0.5%             5,500       0.1%               5,500      0.1%

   Accounting Fees                        10,000        1.5%            10,000       0.2%              10,000      0.1%

   Filing Fees                            14,500                        14,500       0.4%              14,500      0.2%


TECHNOLOGY COSTS (HARDWARE,
SOFTWARE & PERSONNEL)

   Ecommerce Infrastructure              150,000       15.0%           700,000      16.5%           1,250,000     16.7%

   Customer Service Infrastructure        60,000        6.0%           430,000      10.1%             800,000     10.7%

   Co-Location and Bandwidth              40,000        4.0%           320,000       8.7%             700,000      9.3%

   Content Management and
   Delivery                              100,000       10.0%           300,000       7.0%             500,000      6.7%

   Database Marketing                     50,000        5.0%          150,000        3.5%             250,000      3.3%

MARKETING COSTS


   Public Relations (PR)                  63,000        6.3%            75,000       1.8%              83,000      1.1%

   Advertising Media Buys                120,000       12.0%           645,000      15.2%           1,162,000     15.5%

   Grass Roots Marketing                 100,000       10.0%           675,000      15.9%           1,200,000     16.0%

 Operating Expenses (2)                  162,000       16.2%           600,000      14.1%           1,000,000     13.3%

 Working Capital  (3)                    100,000       10.0%           250,000       5.9%             500,000      6.7%
                                         -------       -----           -------       ----             -------      ----


 Gross Proceeds                       $1,000,000        100%        $4,250,000       100%           $7,500,000      100%
                                      ==========        ====        ==========       ====           ==========      ====

 Less Offering Expenses                  $55,000                      $ 55,000                        $55,000
                                         -------                      --------                        -------

 Net Proceeds                           $945,000                    $4,195,000                     $7,445,000
                                        ========                    ==========                     ==========

-------------------------------

(1) Although cash payment to the Company's securities counsel are capped at $15,000, Duncan, Blum & Associates will be reimbursed for out-of-pocket costs and will receive 141,667-152,500 Shares (1%) of the Company's aggregate outstanding shares at closing.

(2) A portion of the proceeds of this Offering are expected to be used to pay salaries of the Company's employee team, such amounts projected to aggregate from $80,000-$800,000 in 1999 (and thus from 8% at the minimum offering to 10.7% at the maximum).

(3) In order to commence operations, the Company incurred costs, such as office rent, equipment and printing, which have been paid by Joseph R. Preston, the Company's chief executive officer and controlling Shareholder. The Company will not reimburse Mr. Preston for these costs. Instead, the Company is accepting those costs as a partial contribution of capital.

THE COMPANY RESERVES THE RIGHT TO CHANGE THE APPLICATION OF PROCEEDS DEPENDING ON UNFORESEEN CIRCUMSTANCES AT THE TIME OF THIS OFFERING. THE INTENT IS TO IMPLEMENT THE COMPANY'S BUSINESS PLAN TO THE EXTENT POSSIBLE WITH FUNDS RAISED IN THIS OFFERING. UNFORESEEN EVENTS, TIMING, THE GENERAL STATE OF THE ECONOMY AND THE COMPANY'S ABILITY OR INABILITY TO GENERATE REVENUE COULD GREATLY ALTER THE APPLICATION OF PROCEEDS FROM THAT SHOWN ABOVE.

                                 CAPITALIZATION

         The following table sets forth (i) the capitalization of the Company as of February 19, 1999 and (ii) the pro forma capitalization of the Company on the same date, reflecting (a) the sale of the 166,667 Shares offered by the Company hereby for estimated net proceeds of $5.67 per Share and 141,667 Shares to be issued to the Company's securities counsel upon closing (the "Minimum Offering"); and (b) the sale of 1,250,000 Shares (maximum) offered by the Company for estimated net proceeds of $5.96 per Share and 152,500 Shares to be issued to the Company's securities counsel upon closing (the "Maximum Offering"). (See "Application of Proceeds", "Description of Capital Stock"and "The Company -- Securities Ownership of Certain Beneficial Owners and Management.")


                                                                                FEBRUARY 19, 1999
                                                                                   AS ADJUSTED
                                                                                   -----------

                                                                ACTUAL         MINIMUM       MAXIMUM
                                                                ------         -------       -------
 Shareholders' equity                                           $14,000          $14,308      $15,402
        Common stock, $.001 par value; 20,000,000 Shares
        authorized; 14,000,000 Shares issued and
        outstanding; 14,308,334 (Minimum) and 15,402,500
        (Maximum) Shares to be issued and outstanding, as
        adjusted


 Paid-in capital                                                748,355        1,692,493    8,182,953


 Deficit accumulated during the development stage              (712,497)        (712,497)    (712,497)
                                                               ---------        ---------    ---------


 Total Shareholders' equity and total capitalization           $(49,858)        $994,304   $7,485,858
                                                               =========        ========   ==========


                                    DILUTION

         The following table sets forth the percentage of equity the investors in this Offering will own compared to the percentage of equity owned by the present shareholders, and the comparative amounts paid for the Shares by the investors as compared to the total consideration paid by the present shareholders of the Company. (See "Description of Capital Stock," "Risk Factors" and "Capitalization" for a more complete discussion of total number of Shares and associated rights and consequences.)

DILUTION FOR $1,000,000 OFFERING (1) (2)

Initial public offering price per Share                                                       $6.00   (100.0%)

         Net tangible book value per Share before offering          $0.00   (0%)
         Increase per Share attributable to new Shareholders        $0.07   (1%)

Pro forma net tangible book value per Share after offering                                    $0.07   (1%)
                                                                                              -----
Total dilution per Share to new Shareholders                                                  $5.93   (99%)
                                                                                              =====


                                 SHARES PURCHASED                TOTAL CONSIDERATION
                                 ----------------                -------------------

                                                                                              AVERAGE PRICE
                             NUMBER          PERCENT           AMOUNT           PERCENT         PER SHARE
                             ------          -------           ------           -------         ---------
    Existing Shares        14,000,000          97.85            $86,755            8.4         $   -



    Counsel                   141,667            .99                -               -               -




    New Shares                166,667           1.16            944,446           91.6            $6.00
                              -------          -----            -------           ----            =====

                           14,308,334         100.00         $1,031,201         100.00            $0.07
                           ==========         ======         ==========         ======            =====


DILUTION FOR $7,500,000 OFFERING (2)(3)

Initial public offering price per Share                                                           $6.00  (100.0%)

         Net tangible book value per Share before offering          $0.00  (0%)
         Increase per Share attributable to new Shareholders        $0.49  (8%)

Pro forma net tangible book value per Share after offering                                        $0.49   (8%)
                                                                                                  -----
 Total dilution per Share to new Shareholders                                                     $5.51   (92%)
                                                                                                  =====





                                SHARES PURCHASED                 TOTAL CONSIDERATION
                                ----------------                 -------------------

                                                                                              AVERAGE PRICE
                             NUMBER           PERCENT          AMOUNT           PERCENT         PER SHARE
                             ------           -------          ------           -------         ---------
    Existing Shares      14,000,000           93.33           $86,755             1.15              -

    Counsel                 152,500              -                -                -                -

    New Shares            1,250,000            6.67         7,450,000            98.85            $6.00
                         ----------            ----         ---------            -----            =====


                         15,402,500          100.00        $7,536,755           100.00            $0.49
                         ==========          ======        ==========           ======            =====


(1) Assumes issuance and sale of 166,667 of the Company's Shares during this Offering Period in addition to the 14,000,000 Company Shares currently outstanding and 141,667 Shares to be issued to the Company's securities counsel upon closing.

(2) Excludes $675,600 which represents the value attributed to 112,600 Shares issued for services provided.

(3) Assumes issuance and sale of 1,250,000 of the Company's Shares during this Offering Period in addition to the 14,000,000 Company Shares currently outstanding and 152,500 Shares to be issued to the Company's securities counsel upon closing.

                                  THE COMPANY

GENERAL

     Efox.net, Inc. is an Internet E-commerce men's entertainment destination for heterosexual males between the ages of 18 and 55 that provides online upscale adult content including nude and semi-nude models, automobile reviews and reports, sports news and scores as well as stock market updates and commentary. The Company intends to successfully and tastefully package men's favorite pursuits: Ladies, Automobiles, Sports and Stocks (which it calls the "LASS" factor). The Company's goals are to brand Efox.net as the premiere online and "offline" men's entertainment destination and build a significant world-wide community of loyal clients who enjoy the Company's unique adult entertainment.

     The Company has termed its adult content as "hotcore" art, a derivation of softcore adult entertainment. The Company's original hotcore art features the exclusive "Efoxes", female models between the ages of 18 and 35 in seductive and alluring poses. Efox.net will Not display or present what it believes to be hardcore sex. The Company's site will be positioned as upscale, classy and hip as opposed to the "down" market adult content that proliferates the web (i.e. fetish, bizarre or hardcore sex). The Company's original content will eventually include photographs, streaming video and audio on demand and video conferencing. Other site content, written by the Company's in-house and freelance editorial staff, will include original commentary and reviews on automobiles, sporting events and stock market performance.

     According to an article entitled "The Sex Industry, Giving the Customer What He Wants" in the February 14, 1998 issue of The Economist magazine, the international adult entertainment industry is characterized as a $20 billion business. According to Forrester Research, a leading technology research firm listed on NASDAQ, adult entertainment in the United States is a $10 billion industry and the Internet-based adult entertainment market generated between $750 million to $1 billion in revenues in 1998 with rapid growth in the years that follow.

     As the Internet becomes the ubiquitous communications tool, the Company believes the Internet adult entertainment market will expand and flourish. For example, after interviewing site operators, banner exchanges and traffic measurement firms, Forrester Research (see above) concluded that (i) the biggest sites have gross incomes of $100 to $150 million annually, mostly from subscriptions, together with a significant annual growth rate; (ii) major credit card processing services confirm that the largest adult entertainment web sites processed $150 million in 1997 for their adult site clients; and
(iii) even medium sized as well as small and mom-and-pop players flourish. Moreover, the report concluded that: (1) "[a]dult entertainment generates $10 billion a year in the United States. Yet the online marketplace falls under most people's radar; and (2) even with an anticipated shake-out in adult online content, revenue will not likely be affected and, in fact, in its opinion, "...big site networks will triple in size..."

     The Company believes it can penetrate this marketplace to become a force in this industry. Its business is based on the premise that the opportunity in this market lies in eliminating compromises currently imposed on heterosexual male consumers of Internet-based adult content. The Company believes such compromises can be broken by: (1) providing convenience and reducing hassle (see "Eliminate Online Inconveniences"); (2) linking the online experience with the "offline" experience, thus creating a powerful "Disney-like" experience; and (3) featuring beautiful nude and semi-nude women and eliminate all smut and bizarre sex images from the site.

COMPETITIVE ADVANTAGES

     The Company believes it will differentiate and distance itself from the competition through the following factors:

(1) The Company Will Be Partially Owned By Its Women Models : One significant factor differentiating the Company from the competition is the fact that the women featured on www.efox.net will be Shareholders of the Company. Currently, the female talent in the fashion and adult entertainment industries are mere "commodity products" that are discarded once their usefulness diminishes or their age prevents them from continuing their entertainment careers. For example, women featured in Playboy do not participate in profit-sharing and they are not granted stock in Playboy Enterprises, Inc. (NYSE:PLA). The Company believes this is a significant compromise imposed on female talent. The Company intends to "change the rules" in the fashion and adult entertainment industries and assist in displacing the power from the current custodians to the female models and entertainers. Specifically, the Company will set aside 2,000,000 Shares (up to 10% of those authorized) to compensate models. In addition, the Company plans to offer Efox models a comprehensive health insurance plan that includes dental, vision and prescription co-pay programs, in addition to a retirement plan.

(2) Efoxes: The Company recruits what it believes to be some of the most beautiful and talented female models in the world. The Company will conduct an international talent search for beautiful women who are also musically or artistically talented. The Company seeks to have the status of being an Efox, in due course, surpass the status of being a Playboy Playmate. The Company believes it will be successful in its recruitment plan because it is offering prospective Efox models the opportunity to become Shareholders and participate in the Company's upside and capital appreciation. (See "The Company Will Be Partially Owned By Its Women Models."). In addition, the Company believes it will attract beautiful models because it will contribute 1% of net income to the Company's scholarship fund. This fund will provide financial assistance to Efox.net models for continuing education and skill-set development. In addition, the members subscribing to www.efox.net can vote for the "Efox of the Year" and the winner will receive various prizes and scholarship funds.

(3)      Variety of Unique Products and Services:

         The Company plans to sell the following products and services:

             (a) Subscription-based membership for access to the web site's content (including an online library of original Efox.net photographs of nude and semi-nude women, automobile reviews and reports, sports news and scores as well as stock market updates and commentary).


                     Monthly Membership                 $19.95
                     Quarterly Membership               $49.95
                     Semi-Annual Membership             $99.95
                     Annual Membership                  $169.95

             (b) Efox calendars.

             (c) Efox.net merchandise such as polo shirts and baseball caps.

             (d) Efox  VHS/DVD movies.

             (e) Pay-per-view live and taped interactive Efox shows.

             (f) Efox.net branded lingerie, swimwear and workout apparel.

(4)      Linking the Online and "Offline" Experience:   Numerous online and
"offline" competitors exist in the marketplace. However, no one competitor has successfully bridged and combined these two elements to create an upscale "Disney-like" experience in the adult entertainment industry. Successful adult-oriented Internet companies have succeeded while providing only a limited level of entertainment. For example, such companies have been effective in exploiting technology to enhance its web-transferred products. However, the flat screen of a computer monitor can only deliver a limited dimension to a client's entertainment experience.

         Companies around the United States have only succeeded up to a point in the "offline" adult entertainment market. "Offline" adult entertainment is mostly available in "strip bars" or nightclubs featuring exotic dancers such as Cheetah's in Atlanta, Delia's Den in Philadelphia and Archibald's in Washington, D.C. These outlets do their best to provide an upscale experience for their executive clientele. However, many men simply do not want to be seen walking into or out of a strip bar. Also, beverage prices at these establishments are often exorbitant. On the other end of the spectrum, the Hooter's restaurant chain has created a very tame "offline" experience for a niche segment of the male population. From the corporate perspective, a disadvantage to the currently available "offline" experience is the significant investment in "bricks and mortar" (i.e. real estate, furnishings, maintenance, zoning and permit costs).

         The Company will expand the Efox.net experience beyond the world wide web by offering members access to Efox corporate parties held before and after sporting events such as football, baseball, basketball, hockey, golf, sailing, auto racing, soccer, hunting, fishing and surfing throughout the United States. The Company will also sponsor Efox "getaway weekends" that include golf excursions, sailing regattas, auto racing training schools, deep sea fishing expeditions and the Efox "Born Again Bachelor Parties." The Company intends to successfully merge sports (for many men, their favorite past time) with its Efox models. The Company's founder, Joseph Preston, equates this to merging NFL Monday Night Football with the Playboy Channel.

         These unique "offline" entertainment experiences allow members and investors to meet and get acquainted with the Efoxes in a supervised and controlled environment. The Company's goals are to brand Efox.net as the premiere online and "offline" men's entertainment destination and build a significant world-wide community of loyal clients who enjoy the Company's unique adult entertainment.

         The Company will rent golf course establishments and other sporting venues for the Efox parties and "getaway weekends". Hosting these "offline" events at existing establishments will dramatically limit overhead costs and other associated expenditures.

(5) Eliminate Online Inconveniences: The Company seeks to eliminate the online inconveniences associated with enjoying adult content on the Internet. First, the Company will NOT place any click through advertising on its web site. (These ads often tempt consumers to "free pics" but they actually lead to absolutely nothing free -- not only a hassle, but also a rude "bait and switch" deception). Second, the Company will NOT manipulate the "back" key in the web browser. This annoying manipulation re-opens the last site in which the viewer tries to exit through the "back" key. For example, if a person is viewing an adult content web site and someone walks in by surprise, he can not exit the site by pressing the "back" key because it reloads the last web site he was visiting. Instead, the person must close and exit the browser program altogether, an annoying inconvenience. Third, the Company will not place any data files on its members' or visitors' hard drives ("cookies") in order to obtain information for the Company's benefit.

(6)      Initial Public Offering ("IPO"): The Company will launch its web site
accompanied by an aggressive public relations campaign.    As discussed in
greater detail in "Application of Proceeds," the Company will utilize the proceeds from this Offering to (i) enhance the web site through improved technology, programming and design; (ii) recruit additional executive management talent and models to pose nude or semi-nude; (iii) execute a well-planned marketing and advertising campaign; (iv) develop its Efox.net "offline" adult entertainment experience to further build the Company's brand (i.e., "Pebble Beach meets the Playboy Mansion"); and (v) retain an executive search firm to recruit high profile directors for the Board.

 (7)     Aggressive Public Relations, Grassroots Marketing and Mainstream Media
Advertising: The Company's Internet-based competition is relegated to promoting their sites via search engine advertising, search engine meta tag placement and advertising on other adult sites. The upscale Efox.net men's entertainment club will also utilize an aggressive and well-orchestrated public relations campaign to generate web traffic and build the "buzz" and word-of-mouth about www.efox.net.

         Because the Company is creating a new adult entertainment paradigm or industry standard, the management team believes the Company will build brand awareness and name recognition through media placements in the mainstream news outlets.

         The Company will plan and implement a grassroots marketing campaign targeting sporting events such as football, baseball, basketball, hockey, golf, sailing, auto racing, soccer and surfing throughout the United States. The grassroots tactics will include, but are not limited to, sponsoring Efox.net corporate tents, skyboxes and parties that allow the Company's members and investors to meet, interact and get to know the Efoxes in a supervised and controlled environment.

         After raising capital in its Offering, the Company will undertake a mainstream media advertising campaign to assist in building the "Efox" brand. This advertising campaign may include placing display advertisements in Sports Illustrated, Inside Sports, Esquire, GQ, Maxxim, Details, ICON, Car and Driver, Motor Trend, Robb Report, Cigar Aficionado, Business 2.0 and Upside.

MANAGEMENT

(1) Introduction

         By way of summary, the following table reflects the name, age and position of the Company's executive officer and director. See the biographical information which follows:

           NAME               AGE                         POSITION
           ----               ---                         --------

    Joseph R. Preston         28                   President, Chief Executive Officer, Secretary,
                                                   Treasurer and Chairman
                                                   of the Board of Directors

(2) Officer

         JOSEPH R. PRESTON, born in 1970, is Chief Executive Officer, President, Chairman of the Board and Founder of the Company. Mr. Preston is responsible for managing the overall operations of the Company as well as planning and implementing its entire strategic marketing and communications function. He manages how the Company is perceived in the marketplace. As the Company's CEO, he created and presently manages the Efox.net brand which includes developing and honing all communications messages in consumer advertising and media relations, investor relations, government relations, promotions and special events. Mr. Preston is President and Founder of Preston Communications Inc., a strategic marketing and public relations advisory firm. He is presently taking an extended sabbatical from Preston Communications Inc. so that he can devote his entire time and energy to the Company.

         Mr. Preston co-invented, co-designed and co-marketed CIGARSir(TM), the world's first cigar vending humidor which was featured in the May 19, 1997 issue of Forbes magazine. He introduced CIGARSir(TM) to the marketplace in January 1997 and generated articles in publications such as USA Today, Time Magazine, The Washington Post, Robb Report, Men's Journal, New York Post and The Sunday London Times. The product unveiling in Washington, D.C. was aired on 66 television news stations across the United States including national broadcasts from CBS This Morning, CNN, CNNfn, CNBC and FOX Channel News.

         Mr. Preston has planned, directed and implemented national, regional and local communications campaigns for private and public corporations throughout the United States. His diverse background includes financial, consumer and trade media relations, business-to-business marketing, crisis communications planning and execution, corporate identity creation and positioning, new product launches and branding, issues analysis and response, strategic market research, spokesperson training and special event development. Mr. Preston has advised a variety of clients such as The Home Depot, Home Specialty Store, MSI Software, USL Financials, KLM Real Estate, Construction Technologies Inc., Lerch, Early & Brewer Chartered, Federal Realty Investment Trust, Bamberger Polymers Inc., Charter Oak Partners, Rothschild Realty, Friends of John M. Perzel, Pennsylvania House Republican Campaign Committee, Manulife Real

Estate, Morgan & Banks, NVCommercial, Metro Realty Group, Metro Commercial Construction and the Carey Winston Company.

         Mr. Preston founded Preston Communications in 1994. Before starting his own marketing firm (with The Home Depot as his first client), Mr. Preston was a senior account executive with Henry J. Kaufman & Associates. He was recruited by that firm to head its investor relations and financial media relations practice and generate new business. Mr. Preston oversaw corporate communications for the intended initial public offering ("IPO") of Charter Oak Partners, a large factory outlet center owner and developer in the United States. He also handled an intensive crisis communications program for the real estate developer and assisted the Company in gaining building approvals from local wetlands, zoning and planning commissions in Westbrook, Connecticut. While at Henry J. Kaufman & Associates, Mr. Preston also planned and managed the public relations campaign for the United States Mint's American Eagle Gold Bullion Coin program.

         Previously, Mr. Preston was responsible for overseeing the management of client accounts at Engle & Co., a public relations and investor relations firm located in Tysons Corner, Virginia. As the firm's account executive, he implemented and supervised corporate communications programs for a variety of business-to-business and commercial real estate companies.

         Mr. Preston has also served as a legislative assistant to State Representative John Perzel (172nd District, Philadelphia), the current Majority Leader of the State House of Pennsylvania. During the 1996 campaign, Mr. Preston was a media relations advisor and campaign strategist for State Representative Perzel and the Pennsylvania House Republican Campaign Committee.

         A native of Philadelphia, Mr. Preston attended The American University in Washington, D.C. While enrolled in the School of Communications, he concentrated his studies on public relations and business. An avid political aficionado, he also studied campaign strategies, advertising and fundraising within American University's Political Campaign Management Institute. Mr. Preston graduated from Holy Ghost Preparatory School in Bensalem, Pennsylvania.


                         -----------------------------

         IT IS EXPECTED THAT ADDITIONAL PERSONNEL WILL BE EMPLOYED TO ASSIST IN OPERATIONS AND FINANCIAL MANAGEMENT. THE COMPANY HAS ALSO IDENTIFIED SEVERAL PEOPLE THAT ARE CANDIDATES FOR KEY POSITIONS WITHIN THE ORGANIZATION. THE COMPANY HAS DISCUSSED OPPORTUNITIES WITH SOME OF THESE PEOPLE AND INTENDS TO ACTIVELY RECRUIT THEM UPON FUNDING. MANAGEMENT RECOGNIZES THAT THEIR EXPERTISE AND EXPERIENCE IS ESSENTIAL TO SUCCESS OF ITS BUSINESS PLAN. THE COMPANY INTENDS TO ALSO CONTINUE TO EXPAND ITS ADVISORY GROUP IN THE AREAS OF BUSINESS AND FINANCE.

(3) Director

         JOSEPH R. PRESTON.  (See "Officer" above.)

REMUNERATION

         The Company was formed on January 22, 1999 and therefore paid no compensation prior to that time. Although there are no employment agreements in place, Joseph R. Preston will be paid compensation at the annual rate of $100,000 in 1999 upon completion of the maximum funding and $150,000 in 2000.

         If only the minimum funding is subscribed for in this Offering and no other funds are available, it is intended that the amount of Mr. Preston's salary will be reduced to as little as $30,000 until cash flow is available
to adequately pay such larger amounts.   (It is intended that the difference
between the full compensation level and what is paid will be accrued and ultimately paid when funds are available.) As the Company's operations develop, it is anticipated that additional personnel may be hired. It is generally anticipated that any such future individuals will devote full time to the Company.

EMPLOYEE BENEFITS

         It is anticipated that the Company will implement, in the near future, a Restricted Employee Stock Option plan under which its Board of Directors may grant employees, directors and certain advisors of the Company options to purchase its Shares at exercise prices of not less than 85% of the then current market price on the date of their grant. Income from any such options are not expected to be tax deferrable. As of the date of this Prospectus, the plan has not been defined and no options have been granted but it is anticipated that 250,000 Shares will be reserved.

         The Company anticipates that it will adopt, in the future, an employee bonus program to provide incentive to the Company's employees. It is anticipated that such a plan would pay bonuses in cash or stock to employees based upon the Company's pre-tax or after-tax profit for a particular period. It is anticipated that the Company will adopt a retirement plan such as a 401(k) retirement plan and that it will implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying Shares on the date of their grant.

EMPLOYEES

         As of February 19,1999 the Company had one full-time employee (Mr. Preston) and no part-time employees. It is not expected that future employees will be represented by employee union(s).

PROPERTY

         The Company rents its office facilities at market rates. Such leased office space is adequate, the Company believes, to satisfy its needs for the foreseeable future.

INTELLECTUAL PROPERTY

         The Company will protect its intellectual property through a combination of license agreements, trademark, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. The Company obtains the majority of its content under work for hire and model release agreements in order to develop its "hotcore" content. The Company currently has no patents or patents pending for its current online service and does not anticipate that patents will become a significant part of the Company's intellectual property in the foreseeable future. The Company will also enter into confidentiality agreements with its employees, consultants and vendors; license agreements with third parties; and will generally seek to control access to and distribution of its intellectual property. For example, the Company is pursuing registration in the United States for its "Efox.net" and "LASS" trademarks and the related logos. The Company also intends to apply for registration of certain other trademarks and servicemarks albeit recognizing that the legal status of intellectual property on the Internet is
currently subject to various uncertainties.   There is no guarantee that these
applications will be granted (or in a timely manner since current processing time for trademarks routinely exceed 18 months). (See "Risk Factors - Intellectual Property.")

LITIGATION

         There has not been any material civil, administrative or criminal proceedings concluded, pending or on appeal against the Company or its affiliates and principals.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table summarizes certain information with respect to the beneficial ownership of the Company's Shares, immediately prior to and after this Offering.

                                                       PRIOR TO THE OFFERING          AFTER THE OFFERING
                                                       ---------------------          ------------------
                                                                             MINIMUM(2)               MAXIMUM(3)
                                                                             -------                  -------

 NAME OF BENEFICIAL OWNER:                    NUMBER(1)         %         NUMBER         %          NUMBER          %
 -------------------------                  -----------    --------   ------------   -------   -------------   --------

 DIRECTORS, OFFICERS AND 10% SHAREHOLDERS     13,478,019     96.3%      13,478,019     94.2%      13,478,019      87.5%

 JOSEPH R. PRESTON                            13,478,019     96.3%      13,478,019     94.2%      13,478,019      87.5%


 ALL DIRECTORS, OFFICERS AND 10%
 SHAREHOLDERS AS A GROUP                      13,478,019     96.3%      13,478,019     94.2%      13,478,019      87.5%


 ALL BENEFICIAL OWNERS AS A GROUP             14,000,000     96.3%      14,166,667     95.1%      15,250,000      88.4%
                                              ==========     =====      ==========     =====      ==========      =====

                                                             100.0%                   100.0%                     100.0%
                                                             ======                   ======                     ======


(1)  Reflects total outstanding Shares of 14,000,000 as of February 19, 1999.

(2) Assumes issuance and sale of 166,667 Shares of the Company during this Offering Period (the "minimum" offering), in addition to the 14,000,000 shares outstanding as of February 19, 1999 and 141,667 Shares to be issued to the Company's securities counsel upon closing.

(3) Assumes issuance and sale of 1,250,000 Shares of the Company's during this Offering Period (the "maximum" offering), in addition to the 14,000,000 Shares outstanding as of February 19, 1999 and 152,500 Shares to be issued to the Company's securities counsel upon closing.


                            SELECTED FINANCIAL DATA

        The following table sets forth certain financial data for the Company. The selected financial data should be read in conjunction with the Company's "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" and the Financial Statements of the Company and Notes thereto. The selected financial data as of and for the period from inception to February 19, 1999 have been derived from the Company's financial statements, which have been audited by independent certified public accountants and are included as Appendix I to this Prospectus.



 Current assets                          $58,493
------------------------------------------------

 Noncurrent assets                       $43,639
------------------------------------------------
------------------------------------------------
 Current liabilities                     $52,274
------------------------------------------------
------------------------------------------------
 Gross Revenues                             -

------------------------------------------------
 Gross Profit                               -


 Loss from continuing
 operations                             $712,497
------------------------------------------------

 Net loss                               $712,497
------------------------------------------------

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

(1)      LIQUIDITY AND CAPITAL RESOURCES

         The Company was incorporated on January 22, 1999 in Delaware as a "c" corporation for the purpose of creating, launching and developing the premiere online and "offline" men's entertainment destination featuring what the Company believes are some of the most beautiful women in the world. The Company, its management believes, will tastefully package heterosexual men's favorite pursuits: Ladies, Automobiles, Sports and Stocks (what it calls the "LASS" factor for its male-centric content). The Company's goals are to brand the Company as the premiere online and "offline" men's entertainment destination and build a significant world-wide community of loyal clients who frequent the Company's adult entertainment web site and off site events. The Company has not yet commenced generating revenue. The Company has raised $58,500 in "angel" investments to fund three months of operations from the launch date of www.efox.net. The Company intends to raise up to $7,500,000 in the initial public offering ("IPO") and utilize these funds to finance operations and execute its business plan.

         The Company has not yet commenced generating any revenue. The Company expects to fund development expenditures and incur losses until it is able to generate sufficient income and cash flows to meet such expenditures and other requirements. The Company does not currently have adequate cash reserves to continue to cover such anticipated expenditures and cash requirements. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. In this regard, see the Independent Certified Public Accountants' Report appearing elsewhere herein which cites substantial doubt about the Company's ability to continue as a going concern.

(2)      PLAN OF OPERATION

         Through February 19, 1999, the Company's activities have been organizational and devoted to developing a business plan, raising capital and creating the Efox.net web site, as well as developing editorial content, locating and photographing models and developing technology infrastructure. Where such costs are indirect and administrative in nature, they have been expensed in the accompanying statement of operations. The majority ($675,600) of the $712,497 deficit accumulated by the Company during the developmental stage arises from non-cash transactions involving the issuance of stock in exchange for services rendered. Where such costs relate to capital raising and are both direct and incremental, such costs have been treated as deferred offering costs in the accompanying balance sheet.

         The Company can be classified as an "early stage" Internet start-up company with essentially no operating history and no revenues. The Company's web site, www.efox.net, was launched and became "live" on February 22, 1999. For thirty days from the launch date, the general public (defined as adults over the age of 18 years old) was granted free access to all the content on the Company's web site. This content includes nude and semi-nude models, automobile reviews and reports, sports news and scores and stock market updates and commentary. The site content, written by the Company's in-house and freelance editorial staff, includes original commentary and reviews on automobiles, sporting events and stock market performance.

         Beginning March __, 1999, adults can access the web site's content by paying a membership subscription via credit card, check or money order.
Monthly membership costs $19.95 per month. Quarterly membership costs $49.95 for three months. Semi-annual membership costs $99.95 for six months. Annual membership costs $169.95 for 12 months. The Company has termed its adult content as "hotcore" art, a derivation of softcore adult entertainment. The Company's original (not available anywhere else) hotcore art features its female models between the ages of 18 and 35 in seductive and alluring poses. The Company will not display or present what it believes to be hardcore sex. The Company's site will be positioned as upscale, classy and hip as opposed to the "down" market adult content that proliferates the web (i.e. fetish, bizarre and/or hardcore sex). As of the date of this Prospectus, the Company's original content currently includes only photographs and ______________. After raising capital in the IPO, the Company expects to provide its members with streaming video and audio on demand as well as video conferencing.

         No assurance can be given that the Company's products and services will be accepted in the marketplace or that there will be sufficient revenues generated for the Company to be profitable. Besides the risk factors (see Risk Factors"), businesses are often subject to risks not foreseen by management.
In reviewing this Prospectus, potential investors should keep in mind other potential risks that could be important.

         The Company has developed an action plan geared to varying amounts of capital being raised. The Company will structure its operations based on both the amount of capital raised in the IPO and the timing of the receipt of the proceeds. Hence, during its initial 12 months of operation, the Company will devote a significant portion of its day-to-day operations on marketing, recruiting and retaining key personnel, planning and conducting Company "offline" events for clients as well as creating, branding and marketing the Company's variety of unique products.

         Specifically, assuming that only $1,000,000 of capital is raised, the Company's goals will be to further develop the www.efox.net web site and the products and services it offers online. Additionally, at the $4,250,000 level, the Company also would enhance its web site and invest added capital in technology infrastructure, advertising media buys and grass roots marketing.
If a total of $7,500,000 is raised, the Company would devote substantially more capital to technology infrastructure, advertising media buys and grass roots marketing.

         If the minimum proceeds are achieved, the Company will allocate $100,000 to computer hardware and software (including web servers, PCs and macintosh computers as well as scanners and graphics enhancement tools). If the maximum proceeds are achieved, the Company will allocate $1,750,000 to computer hardware and software (including web servers, PCs and macintosh computers as well as scanners and graphics enhancement tools).

         If the minimum proceeds are achieved, the Company expects to retain three full-time employees and continue to outsource the majority of the software development and programming to its outside technology consulting firm. If the maximum proceeds are achieved, the Company expects to retain up to 22 full-time employees (principally for marketing, promotion and content development) while continuing, because of the efficiency and cost-effectiveness, to outsource development and programming to its outside technology consulting firm.

         Because the Company has no history of operations, there is no assurance that the Company's web site can be successfully enhanced. Also, there is no assurance that the web site, www.efox.net, will in fact be acceptable to adults in the general public and, as a result, there is no assurance that revenues will ever be generated sufficient to recover the capital raised in the IPO, let alone provide a return to Shareholders on invested capital.

(3)      YEAR 2000

         The "Year 2000 Issue" involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that contain time-sensitive software may recognize a date using two digits of "00" as the year 1900 rather than the Year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar ordinary business activities.

         The Company believes that its internal software and hardware systems will function properly with respect to dates in the Year 2000 and thereafter, especially since its web site and related activities have occurred in 1999 sensitive to the Year 2000 Issue. Nonetheless, there can be no assurance in this regard until such systems are operational in the Year 2000. The Company is in the process of contacting all of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to make their own systems Year 2000 compliant. Additionally, any Year 2000 problems experienced by the Company's customers could affect the payment for its online services. Accordingly, to the extent the systems of the Company's suppliers and customers are not fully Year 2000 compliant, there can be no assurance that potential system interruptions or the cost necessary to update software will not have a material adverse affect on the Company's business, results of operation or financial condition.

(4)      RECENT ACCOUNTING PRONOUNCEMENTS

         There are no recently issued accounting standards for which the impact on the Company's financial statements at February 19, 1999 is not known.

                  ABSENCE OF PUBLIC MARKET AND DIVIDEND POLICY

         There is no public trading market for the Shares. While the Company intends to qualify its Shares for quotation on the NASDAQ National Market under the symbol "EFOX" once the $7,500,000 maximum is achieved, that is not expected to occur, if at all, for at least 6 - 18 months after the Offering commences. There is no assurance that the Company can satisfy then current pertinent listing standards or, if successful in getting listed, avoid later delisting. (See "Risk Factors.")

         The Company intends to retain future earnings for use in its business and does not anticipate paying any dividends on Shares in the foreseeable future. While not currently so restricted, the Company may be prohibited from paying dividends on the Shares in the future under credit or other financing agreement(s) unless certain amounts are available and certain other conditions are satisfied. (See "Description of Capital Stock-- Dividend Rights.")


                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 20,000,000 shares of $.001 par value common stock, the only class of stock outstanding at this
time (the "Shares").   Shareholders are entitled to one vote per Share on all
matters to be voted upon by Shareholders and, upon issuance in consideration of full payment, are non-assessable. In the event of liquidation, dissolution or winding up of the Company, the Shareholders are entitled to share ratably in all assets remaining after payment of liabilities. Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, the holders of more than 50% of the Shares could elect all the directors of the Company. (See "Risk Factors -- Control By The Principal Shareholder.") There are no redemption or sinking fund provisions or preemptive rights with respect to the Shares, and Shareholders have no right to require the Company to redeem or purchase Shares.

DIVIDEND RIGHTS

         Each Share is entitled to dividends if, as and when dividends are declared by the Company's Board of Directors. It is not the current expectation of the Company to pay dividends.

ANTI-TAKEOVER STATUTE

         Section 203 of the Delaware General Corporation Law (the "DGCL") generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless: (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the Shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the outstanding voting stock; or (iii) on or after the date such Shareholder became an interested shareholder, the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder. A "business combination" includes mergers, certain asset sales and certain other transactions resulting in a financial benefit to the Shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Section 203 of the DGCL applies to the Company since it has not elected to opt out of coverage under Section 203 of the DGCL.

DIRECTORS' LIABILITY

         As authorized by Section 145 of the DGCL, each director or officer of the Company will be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative in which he is involved by reason of the fact that he is or was a director or officer of the Company; such indemnification, of course, is conditioned upon such officer or director having acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company. In connection with a proceeding (or part thereof) initiated by such person, the Company will indemnify such person only if such proceeding (or part thereof) was authorized by the Company's board of directors.

         The Certificate of Incorporation of the Company provides that no director of the Company shall be personally liable to the Company or any of its Shareholders for monetary damages for any breach of fiduciary duty as a director, except with respect to: (i) any breach of the director's duty of loyalty to the Company or its Shareholders; (ii) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law; (iii) violation of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, such Certificate of Incorporation authorizes the Company to indemnify any person to the fullest extent permitted by Sections 102(b)(7) and 145 of the DGCL.

         The Company is authorized to pay all expenses (including attorneys' fees) incurred by such a director or officer in defending any such proceeding as they are incurred in advance of its final disposition. However, if the DGCL then so requires, the payment of such expenses incurred by such a director or officer in advance of the final disposition of such proceeding shall be made only upon delivery to the Company of any undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director of officer is not entitled to be indemnified. The Company is not required to advance any expenses to a person against whom the Company directly brings a claim in a proceeding alleging that such person has breached his or her duty of loyalty to the Company, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law or derived an improper personal benefit from a transaction.

TRANSFER AGENT

         The Company initially will act as its own transfer agent and registrar. However, no later than the closing for the Initial Offering Period, the Company will engage an independent transfer agent/registrar for the Shares.


                              PLAN OF DISTRIBUTION

         The Shares are offered on a best efforts, self-underwritten basis by Joseph R. Preston, the sole principal of the Company. The Initial Offering Period will be up to nine (9) months from the date of this Prospectus unless earlier terminated. Shares having an aggregate selling price of $7,500,000 are being offered pursuant to this Registration Statement. Unless earlier terminated, the Initial Offering Period will be up to two (2) months from the date hereof unless extended for periods up to a total of seven (7) additional months. The Company is offering a minimum of $1,000,000 and up to a maximum of $7,500,000 of Shares. The date that (1) subscriptions for a minimum of $1,000,000 in Shares have been received and (2) the Company has closed the initial escrow on the Offering will mark the end of the Initial Offering Period. If a minimum of $1,000,000 in Shares is not sold during the Initial Offering Period (as it may be extended), investor funds will be promptly returned with all pro rata interest earned thereon. Unless the minimum offering is not achieved, all interest earned on subscriptions pending their month-end acceptance will be paid to the Company, not the individual subscribers. Similarly, if the subscription is rejected, in whole or in part (which is in the sole discretion of the Company), the subscription funds or the rejected portion thereof will be returned within 30 days to the subscriber without interest. The up to $7,500,000 offering being made pursuant to this Registration Statement may be extended for additional periods, once the Initial Offering Period is concluded, which in the aggregate will not exceed 24 months from the date of this Prospectus (defined herein as the "Continuous Offering Period").

         The minimum purchase during the Initial and Continuous Offering Periods is $300. Subscriptions for Shares sold during the Continuous Offering Period will continue to be escrowed (see "Escrow Account" below) until accepted at the respective month-end. Subject to pertinent securities requirements, the Company expects to update periodically the Prospectus after its initial nine
(9) month Offering Period and continue the Offering if, as expected, the $7,500,000 maximum offering is not achieved during that period; in no case will this Offering extend for more than two years from the date of this Prospectus nor will more than $7,500,000 be raised by the Company under this current Registration Statement. If the $1,000,000 minimum offering is achieved, the Offering will continue during the Continuous Offering Period at the Company's $6.00 per Share Selling Price until a market develops for the Shares. (At such time as a market develops, Shares will be sold by the Company at the average of the then prevailing bid and asked prices on the date a subscription is received.)

SUBSCRIPTION PROCEDURE

In order to purchase Shares:

(1) An investor must complete and execute a copy of the Subscription Agreement and Power of Attorney (hereafter the "Subscription Agreement") (Exhibit A).

(2)      CHECKS (WHICH SHOULD BE AT LEAST $300)  SHOULD BE MADE PAYABLE AS
FOLLOWS:   EFOX.NET, INC. -- ESCROW ACCOUNT.

(3) The check and the Subscription Agreement should be mailed or delivered to the Escrow Agent, ______________________________________ at
_______________________,____________________________.

         Each individual subscriber must represent and warrant in the Subscription Agreement that he has either a net worth (exclusive of home, furnishings and automobile) of at least $100,000 or a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000. (See "Investment Requirements.") Under the securities laws of certain states, residents of those states may be subject to higher standards as stated in the Annex to the Subscription Agreement. In addition, the subscriber must represent, among other things, that: (a) the subscriber has received this Prospectus; and (b) the subscriber is (or is not) a citizen or permanent resident of the United States.

         The Company must have reasonable grounds to believe on the basis of information obtained from the Shareholder concerning his investments, financial situation and needs, and any other information known by the undersigned, that:
(i) the purchaser is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the Prospectus; (ii) the purchaser has a net worth sufficient to sustain the risks inherent to the Company, including losses of investment and lack of liquidity; and (iii) the Company is otherwise a suitable investment for the purchaser.

ESCROW ACCOUNT

         All monies remitted by subscribers during the Initial Offering Period will be deposited in an escrow account maintained by the Company at ______________________________________, __________________, ______________
until the $1,000,000 minimum offering is achieved. The Escrow Agent is not guaranteeing that any interest will accrue on the subscription funds deposited with it. To the extent practicable, the funds held in the account during the Initial Offering Period will be invested at the direction of management in short-term U.S. Treasury securities and other high quality interest-earning obligations. Unless the minimum is not achieved, all interest earned during the Initial Offering Period on the proceeds of the subscriptions held in such account maintained by the Company with the Escrow Agent will be retained by the Company. (See "Application of Proceeds" and "The Company--Management.") Subscriptions for Shares sold during the Continuous Offering Period will continue to be escrowed (with all interest earned thereon retained by the Company).

                              ERISA CONSIDERATIONS


         Persons who contemplate purchasing Shares on behalf of Qualified Plans are urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. The management and the Company necessarily will rely on such determination made by such persons, although no Shares will be sold to any Qualified Plans if management believes that such sale will result in a prohibited transaction under ERISA or the Code.

                                 LEGAL MATTERS

         The validity of Shares being offered by this Prospectus will be passed upon for the Company by Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C.

                               LEGAL PROCEEDINGS

         The Company may from time to time be a party to various legal actions arising in the ordinary course of its business. The Company is not currently involved in any such actions.

                                    EXPERTS

         The financial statements included in this Prospectus and in the Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the period set forth in their report, which contains an emphasis paragraph regarding the Company's ability to continue as a going concern, appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form SB-1 with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in such Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Reference is made to such Registration Statement, including the amendment(s) and exhibits thereto, for further information with respect to the Company and such securities. The Registration Statement can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's following regional offices: at Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison, Suite 1400, Chicago, Illinois 60601. Copies of the Registration Statement can be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

         For further information with respect to the Company and the shares of common stock offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the SEC, at the addresses set forth above. Moreover, the Company has filed such materials electronically with the SEC; accordingly, such materials can be accessed through the SEC's web site that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

         The Company is not currently subject to the informational and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). However, as a result of the Offering (assuming that the $1,000,000 minimum offering is achieved), the Company will become subject to such requirements.

                                                                     APPENDIX  I





                              FINANCIAL STATEMENTS

EFOX.NET, INC.

Financial Statements and Report of
Independent Certified Public Accountants

February 19, 1999

-----------------------------------------------------------

EFOX.NET, INC.

Contents

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                           3

FINANCIAL STATEMENTS

    Balance Sheet                                                                            4

    Statement of Operations                                                                  5

    Statement of Changes in Stockholders' Equity                                             6

    Statement of Cash Flows                                                                  7

    Notes to Financial Statements                                                          8-11

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Efox.net, Inc.
   (a development stage company)

We have audited the accompanying balance sheet of Efox.net, Inc. (a development stage company), as of February 19, 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from January 22, 1999 (date of inception), to February 19, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Efox.net, Inc. (a development stage company), as of February 19, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company is in the development stage as of February 19, 1999, and has incurred a net loss since inception of $712,497. These factors, as discussed in Note A to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vienna, Virginia
February 19, 1999

EFOX.NET, INC.
(A DEVELOPMENT STAGE COMPANY)

Balance Sheet

------------------------------------------------------------------------------------------------------

February 19, 1999
------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                        $       57,939
   Deposit                                                                                     554
                                                                                    ------------------

TOTAL CURRENT ASSETS                                                                        58,493

EQUIPMENT, net of accumulated depreciation of $56                                            2,200

SOFTWARE DEVELOPMENT COSTS                                                                  21,439

DEFERRED OFFERING COSTS                                                                     20,000
                                                                                    ------------------

TOTAL ASSETS                                                                        $      102,132
------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                                                 $       52,274

COMMITMENTS AND CONTINGENCIES                                                                  -

STOCKHOLDERS' EQUITY

   Common stock, $0.001 par value; 20,000,000 shares
      authorized, 14,000,000 shares issued and outstanding                                  14,000
   Additional paid-in capital                                                              748,355
   Retained deficit accumulated during development stage                                  (712,497)
                                                                                    ------------------

TOTAL STOCKHOLDERS' EQUITY                                                                  49,858
                                                                                    ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $      102,132
------------------------------------------------------------------------------------------------------

                  The accompanying notes are an integral part of this statement.

EFOX.NET, INC.
(A DEVELOPMENT STAGE COMPANY)

Statement of Operations

------------------------------------------------------------------------------------------------------

For the period January 22, 1999 (date of inception), to February 19, 1999
------------------------------------------------------------------------------------------------------
REVENUE                                                                             $          -

EXPENSES

   Product development                                                                     684,950
   General and administrative                                                               27,547
                                                                                    ------------------

TOTAL EXPENSES                                                                             712,497
                                                                                    ------------------

LOSS BEFORE INCOME TAXES                                                                  (712,497)

PROVISION FOR INCOME TAXES                                                                     -
                                                                                    ------------------

NET LOSS                                                                            $     (712,497)
------------------------------------------------------------------------------------------------------

NET LOSS PER SHARE                                                                  $        (0.05)
                                                                                    ------------------

WEIGHTED-AVERAGE SHARES OUTSTANDING                                                     13,567,325
                                                                                    ------------------


                  The accompanying notes are an integral part of this statement.
                                                                               5

EFOX.NET, INC.
(A DEVELOPMENT STAGE COMPANY)

Statement of Changes in Stockholders' Equity

------------------------------------------------------------------------------------------------------

For the period January 22, 1999 (date of inception), to February 19, 1999
------------------------------------------------------------------------------------------------------

                                   COMMON STOCK           ADDITIONAL                      TOTAL
                              --------------------------     PAID-IN     RETAINED      STOCKHOLDERS'
                                 SHARES       AMOUNT         CAPITAL      DEFICIT          EQUITY
------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 22,
   1999                                -    $        -    $         -   $         -    $        -

STOCK ISSUED FOR SERVICES          112,600           113        675,487           -         675,600

ADDITIONAL PAID-IN CAPITAL
   FOR EXPENSES PAID BY
   SHAREHOLDER                         -             -           11,755           -          11,755

SALE OF STOCK FOR CASH          13,887,400        13,887         61,113           -          75,000

NET LOSS                               -             -              -        (712,497)     (712,497)
                              ------------------------------------------------------------------------

BALANCE AT FEBRUARY 19,
   1999                         14,000,000  $     14,000  $     748,355 $    (712,497) $     49,858
------------------------------------------------------------------------------------------------------

                  The accompanying notes are an integral part of this statement.
                                                                               6

EFOX.NET, INC.
(A DEVELOPMENT STAGE COMPANY)

Statement of Cash Flows

------------------------------------------------------------------------------------------------------

For the period January 22, 1999 (date of inception), to February 19, 1999
------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                         $     (712,497)
                                                                                    ------------------

   Adjustments to reconcile net loss to net cash from operating activities
      Depreciation and amortization                                                             56
      Stock issued for services                                                            675,600
      Additional paid-in capital for expenses paid by shareholder                           11,755
      Changes in assets and liabilities
         Increase in deposits                                                                 (554)
         Increase in accounts payable                                                       24,774
                                                                                    ------------------

Total Adjustments                                                                          711,631
                                                                                    ------------------

NET CASH USED BY OPERATING ACTIVITIES                                                         (866)
                                                                                    ------------------

CASH FLOWS USED IN INVESTING ACTIVITIES

   Capital expenditures                                                                    (11,195)
                                                                                    ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from issuance of common stock                                                   75,000
   Deferred offering costs                                                                  (5,000)
                                                                                    ------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                   70,000
                                                                                    ------------------

NET INCREASE IN CASH                                                                        57,939

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                               -
                                                                                    ------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                          $       57,939
------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Since inception, the Company has made no cash payments for taxes or interest.

During the period, the Company recorded payables for certain capitalized items totaling $12,500 for software development costs and $15,000 for deferred offering costs.


                  The accompanying notes are an integral part of this statement.

EFOX.NET, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

--------------------------------------------------------------------------------

For the period January 22, 1999 (date of inception), to February 19, 1999
--------------------------------------------------------------------------------


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

   NATURE OF OPERATIONS

   Efox.net, Inc. (the Company), a Delaware corporation, was incorporated on January 22, 1999, and is a development stage company. The Company is developing a World Wide Web destination which packages what it believes to be men's favorite pursuits under a subscription-based membership. The Company also intends to sell brand products via its Web site.

   BASIS OF PRESENTATION

   The Company has incurred a loss for the period presented, and neither has realized any operating revenue, nor has any assurance of realizing any future operating revenue. The Company has a retained deficit of approximately $712,497 at February 19, 1999. Future operations depend upon the successful development and marketing of the Company's products, which will require additional funds for operations. Such conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters include a planned initial public offering of a minimum of 166,667 and a maximum of 1,250,000 shares, which are expected to be offered for sale at a price of $6.00 per share (see Note D). The Company is self-underwriting the offering, and plans to offer the shares directly to the public through its Web site. There is no assurance the offering will be successful. Management believes that cash and cash equivalents available at February 19, 1999, together with additional capital contemplated by the proposed offering (if successful), will be adequate to satisfy capital requirements until profitability is achieved.

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents are stated at cost, which approximates market, and consists of cash in bank accounts.

   FAIR VALUE OF FINANCIAL INSTRUMENTS

   Recorded amounts of cash and cash equivalents and accounts payable at February 19, 1999, approximate fair value in accordance with Statements of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," because of the relatively short time between origination of the instruments and their expected realization.

   DEPRECIATION AND AMORTIZATION

   Equipment is depreciated over a five-year estimated useful life using the straight-line method.

EFOX.NET, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements--Continued

--------------------------------------------------------------------------------

For the period January 22, 1999 (date of inception), to February 19, 1999
--------------------------------------------------------------------------------


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

   SOFTWARE DEVELOPMENT COSTS

   Development costs relating to new software products are capitalized during the application development stage if management has authorized the project, and if completion of the project is probable in accordance with Statement of Position 98-1, "Costs of Software for Internal Use." These costs will be amortized over a three-year estimated useful life using the straight-line method when the software is ready for its intended use. Management believes the software will be ready at the end of February 1999.

   NET LOSS PER SHARE

   Net loss per share is based on the weighted-average common shares outstanding during the period. The Founder's shares have been considered outstanding since inception. No common stock equivalents were outstanding during the period ended February 19, 1999.

   INCOME TAXES

   In accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

   RECENTLY ISSUED ACCOUNTING STANDARDS

   There are no recently issued accounting standards for which the impact on the Company's financial statements at February 19, 1999 is not known.

   USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

EFOX.NET, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements--Continued

--------------------------------------------------------------------------------

For the period January 22, 1999 (date of inception), to February 19, 1999
--------------------------------------------------------------------------------


NOTE B--PROPOSED INITIAL PUBLIC OFFERING

   The Company's director has authorized the filing of a registration statement related to an initial public offering of common stock. Costs related to the offering have been deferred and are reflected as other noncurrent assets in the accompanying financial statements. Upon successful completion of the offering, such costs will be reclassified as a reduction of net proceeds and additional paid-in capital.

   Deferred offering costs consist of the following at February 19, 1999:

       Legal fees                                                                   $        15,000
       Accounting fees                                                                        5,000
                                                                                    ------------------

                                                                                    $        20,000
                                                                                    ------------------

   In addition, legal counsel assisting in the filing will receive 1% of the then outstanding common stock upon the initial closing at the proposed initial public offering price.

--------------------------------------------------------------------------------


NOTE C--INCOME TAXES

   Management has tentatively selected September 30 as its year-end for income tax reporting purposes; on September 30, 1999, management will review its options regarding tax accounting methods.

   For the period ended February 19, 1999, no provision for income taxes has been reflected because of uncertainty regarding the realizability of future tax benefits associated with operating losses to date.


       Income tax benefit at statutory rate
         Federal                                                                    $       242,000
         State                                                                               43,000
                                                                                    ------------------

                                                                                            285,000

       Valuation allowance related to deferred tax asset                                   (285,000)
                                                                                    ------------------

       Income tax benefit                                                           $           -
                                                                                    ------------------

   The tax effect of temporary differences between financial statement amounts and tax bases of assets and liabilities, which give rise to a deferred tax asset, are as follows at February 19, 1999:

       Costs deductible in future period for tax purposes                           $       285,000
       Less valuation allowance                                                            (285,000)
                                                                                    ------------------

       Net deferred tax asset                                                       $           -
                                                                                    ------------------

EFOX.NET, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements--Continued

--------------------------------------------------------------------------------

For the period January 22, 1999 (date of inception), to February 19, 1999
--------------------------------------------------------------------------------


NOTE D--STOCKHOLDERS' EQUITY

STOCK ISSUED FOR CASH

   During the period ended February 19, 1999, 13,478,019 shares of common stock were issued to the President and Founder of the Company in exchange for a cash investment of $16,500 and payment of $11,755 of start-up expenses.

   In February 1999, the Company issued 409,381 shares to investors for capital contributions of $58,500.

STOCK ISSUED FOR SERVICES

   In February 1999, the Company issued 112,600 shares of common stock to various consultants and vendors in exchange for services rendered through February 1999, including development of the Web Site, graphic design, content development, model photo shoots and editorial contents. The vendors have no obligations to perform future services; therefore, expense has been recorded in the amount of $675,600 based upon the proposed initial public offering price of $6.00 per share.

--------------------------------------------------------------------------------

                                                                       EXHIBIT A

                  SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY


Efox.net, Inc.
Attn: Joseph R. Preston, President
3 Bethesda Metro Center -- Suite 700
Bethesda, Maryland 20814

         By executing this Subscription Agreement and Power of Attorney (hereafter, the "Subscription Agreement") of Efox.net, Inc. (hereafter, the "Company"), the undersigned purchaser (hereafter, the "Purchaser") hereby irrevocably subscribes for shares of common stock ("Shares") in the Company. Purchaser herewith encloses the sum of $___________ ($300 minimum in $300 increments) representing the purchase of _____ Shares at $6.00 per Share. SUBSCRIPTIONS, WHETHER CHECKS OR WIRE TRANSFERS, SHOULD BE MADE PAYABLE TO EFOX.NET, INC. -- ESCROW ACCOUNT AND FORWARDED TO THE ESCROW AGENT, ______________________________________, __________________, _____________.
If this Subscription Agreement is accepted, the Purchaser agrees to contribute the amount enclosed to the Company.

         Purchaser represents that he, she or it has (i) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (ii) a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000. Purchaser represents that he meets these financial requirements and that he is of legal age. Purchaser is urged to review carefully the responses, representations and warranties he is making herein. Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

READ THIS PROSPECTUS CAREFULLY BEFORE YOU SUBSCRIBE. CONTAINED HEREIN ARE DISCLOSURES CONCERNING VARIOUS RISKS, CONFLICTS, FEES AND EXPENSES RELATING TO OR TO BE PAID BY THE COMPANY. YOU SHOULD BE AWARE THAT THE DISCLOSURES MADE MAY BE USED AS A DEFENSE IF PROCEEDINGS ARE BROUGHT BY SHAREHOLDERS RELATING TO THE COMPANY.

REPRESENTATIONS AND WARRANTIES

         Purchaser makes the following representations and warranties in order to permit the Company to determine his suitability as a purchaser of Shares:

(1) The undersigned has received the Company's Prospectus and the exhibits thereto.

(2) The undersigned understands that the Company has made all documents pertaining to the transactions described in the Company's Prospectus available to the undersigned in making the decision to purchase the Shares subscribed for herein.

(3)      The undersigned is reminded that:

         (a) The Shares are speculative investments, the purchase of which involves a high degree of risk of loss of the entire investment of the undersigned in the Company.

         (b) S/he is encouraged to discuss the proposed purchase with her/his attorney, accountant or a Purchaser Representative (as defined under the Securities Act of 1933, as amended) or take the opportunity to do so, and is satisfied that s/he has had an adequate opportunity to ask questions concerning the Company, the Shares and the Offering described in the Prospectus.

         (c) No federal or state agency has passed upon the adequacy or accuracy of the information set forth in the Prospectus or made any finding or determination as to the fairness of the investment, or any recommendation or endorsement of the Shares as an investment.

         (d) S/he must not be dependent upon a current cash return with respect to her/his investment in the Shares. S/he understands that distributions are not required (and are not expected) to be made.

         (e) The Company is not a "tax shelter" and the specific tax consequences to her/him relative to as an investment in the Company will depend on her/his individual circumstances.

(4) If the Shares are being subscribed for by a pension or profit-sharing plan, the undersigned independent trustee represents that s/he has reviewed the plan's portfolio and finds (considering such factors as diversification, liquidity and current return and projected return of the portfolio) this purchase to be a prudent investment under applicable rules and regulations, and acknowledges that no representation is made on behalf of the Company that an investment in the Company by such plan is suitable for any particular plan or constitutes a prudent investment thereby. Moreover, the undersigned independent trustee represents that s/he understands that income generated by the Company may be subject to tax, that s/he is authorized to execute such subscription on behalf of the plan or trust and that such investment is not prohibited by law or the plan's or trust's governing documents.

         The undersigned understands and agrees that this subscription may be accepted or rejected by the Company in whole or in part, in its sole and absolute discretion. The undersigned hereby acknowledges and agrees that this Subscription Agreement shall survive (i) non-material changes in the transactions, documents and instruments described in the Prospectus, (ii) death or disability of the undersigned and (iii) the acceptance of this subscription by the Company. By executing this Subscription Agreement below, the undersigned (i) acknowledge the accuracy of all statements and (ii) appoints the management of the Company to act as his true and lawful attorney to file any documents or take any action required by the Company to carry out its business activities.

         The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission as a Shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a Shareholder, s/he will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefor.

By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury:

(1) That the Social Security Number or Taxpayer Identification Number provided below is correct; and

(2) That the IRS has never notified him that s/he is subject to 20% backup withholding, or has notified her/him that s/he is no longer subject to such backup withholding. (NOTE: IF THIS PART (2) IS NOT TRUE IN YOUR CASE, PLEASE STRIKE OUT THIS PART BEFORE SIGNING.)

(3) The undersigned is a U.S. citizen or resident, or is a domestic corporation, partnership or trust, as defined in the Internal Revenue Code of 1986, as amended. (NOTE: IF THIS PART (3) IS NOT TRUE IN YOUR CASE, PLEASE STRIKE OUT THIS PART BEFORE SIGNING.)

(4) That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein is punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and complete, and that the undersigned has the authority to execute this Subscription Agreement.

         This Subscription Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally.

The undersigned is the following kind of entity (please check):

         [ ] Individual                                       [ ] IRA
         [ ] Joint Account - JTWROS                           [ ] Pension Plan
         [ ] Joint Account - TENCOM                           [ ]  Trust
         [ ] UGMA (Gift to Minor)                             [ ]  Non-Profit Organization
         [ ] Partnership                                      [ ]  Employee of NASD member firm
         [ ] Corporation                                      [ ]  Other (Specify)

                                                              Dated this ____ day of __________ of 1999


Mr./Ms.
         ---------------------------------------------        ----------------------------------------
         Purchaser's Name                                            Social Security or Tax ID#

Mr./Ms.
         ---------------------------------------------        ----------------------------------------
         Name of Second Purchaser                                  Date of Birth of First Purchaser

                                                              (        )
------------------------------------------------------        ----------------------------------------
Street Address of First Purchaser                             Business Phone (Day)

                                                              (        )
------------------------------------------------------        ----------------------------------------
City State and Zip Code                                       Home Phone


------------------------------------------------------        ----------------------------------------
Signature of First Purchaser (Individual, Custodian or        Email address (if applicable)
                         Officer or Partner of Entity)


------------------------------------------------------
Signature of Second Purchaser (if applicable)


NOTE: IF A JOINT SUBSCRIPTION, PLEASE INDICATE WHETHER JOINT TENANTS WITH RIGHT OF SURVIVORSHIP (JTWROS) OR TENANTS IN COMMON (TENCOM). EACH JOINT TENANT OR TENANT IN COMMON MUST SIGN IN THE SPACE PROVIDED. IF PURCHASER IS A TRUST, PARTNERSHIP, CORPORATION OR OTHER BUSINESS ASSOCIATION, THE SIGNING TRUSTEE, PARTNER OR OFFICER REPRESENTS AND WARRANTS THAT HE/SHE/IT HAS FULL POWER AND AUTHORITY TO EXECUTE THIS SUBSCRIPTION AGREEMENT ON ITS BEHALF. IF PURCHASER IS A TRUST OR PARTNERSHIP, PLEASE ATTACH A COPY OF THE TRUST INSTRUMENT OR PARTNERSHIP AGREEMENT. IF PURCHASER IS A CORPORATION, PLEASE ATTACH CERTIFIED CORPORATE RESOLUTION AUTHORIZING SIGNATURE.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN
CONNECTION WITH THE OFFERING COVERED BY THIS
PROSPECTUS.  IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY THE COMPANY.  THIS PROSPECTUS
DOES NOT CONSTITUTE AS AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN
ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT
IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE
MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES,
CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY
CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR                                          $7,500,000 OF SHARES OF
IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.                                               COMMON STOCK

                                                                                                  EFOX.NET, INC.



                     ----------------------

                       TABLE OF CONTENTS

 DESCRIPTIVE TITLE                           PAGE
 -----------------                           ----
 Investment Requirements                        2
 Prospectus Summary                             5
 Summary Financial Data                         6
 Pro Forma Financial Information                7
 Introductory Statement: Who Should Invest      7
 Risk Factors                                   7
 Conflicts Of Interest                         16
 Fiduciary Responsibility                                                                    -----------------------
    Of The Company's Management                17
 Application of Proceeds                       18                                                   PROSPECTUS
 Capitalization                                20
 Dilution                                      20                                            -----------------------
 The Company                                   22
 Selected Financial Data                       28
 Management's Discussion And Analysis
    Of Financial Condition And Results
    Of Operations                              29
 Absence Of Public Market And
    Dividend Policy                            31
 Description Of Capital Stock                  31                                                 April___, 1999
 Plan Of Distribution                          32
 ERISA Considerations                          34
 Legal Matters                                 34
 Experts                                       34
 Available Information                         34
 Appendix I (Financial Statements)            I-1
 Exhibit A-Subscription Agreement And
    Power Of Attorney                         A-1

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Reference is made to "Fiduciary Responsibility of the Company's Management" and "Description of Capital Stock" contained in the Prospectus relating to the indemnification of the Registrant's officers, directors, stockholders, employees and affiliates. The Registrant is prohibited from indemnifying its affiliates for liabilities resulting from violations or alleged violations of the Securities Act of 1933 or any state securities laws in connection with the issuance or sale of the shares of common stock, except in the case of successful defense of an action in which such violations are alleged, and then only if a court approved such indemnification after being apprized of relevant regulatory positions on indemnification.

ITEM 2.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Set forth below is an estimate of the approximate amount of the fees and expenses paid by the Registrant and affiliates as described in the Prospectus.

                                                                                           APPROXIMATE AMOUNT
                                                                                  ------------------------------------------
                                                                                  MINIMUM (1)                   MAXIMUM(2)
                                                                                  -----------                  -------------
            Securities and Exchange Commission
              registration fee................................................$     1,500                      $    1,500
            National Association of Securities
              Dealers, Inc. filing fee............................................    N/A                             N/A
            Printing expenses .................................................... 10,000                          10,000
            Accounting fees and expense .........................................  10,000                          10,000
            Blue Sky filing fees................................................   13,010                          13,010
            Legal (including Blue Sky) fees....................................... 15,000                          15,000
            Escrow expenses...................................................      3,000                           3,000
            Miscellaneous expenses   ...............................................1,490                           1,490
                                                                                    -----                           -----

                        TOTAL.....................................................$55,000                         $55,000
                                                                                   ======                          ======

(1) Costs if the minimum amount of $1,000,000 is raised.

(2) Costs if the maximum amount of $7,500,000 is raised.

ITEM 3.     UNDERTAKINGS

A.          Certificates:  Inapplicable

B.          Rule 415 Offering

            The undersigned Registrant hereby undertakes:

                     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (I) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

                     (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                                     SB-1-1

                     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C.          Request for Acceleration of Effective Date

            The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.          Indemnification

            Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1993 Act and is, therefore, unenforceable.

            In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

E.          Rule 430A

            The undersigned Registrant will:

                        (1) For determining any liability under the Act, treat
            the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a Prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

                        (2) For any liability under the 1933 Act, treat each
            post-effective amendment that contains a form of Prospectus as a new Registration Statement for the securities offered in the Registration Statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

            As of February 19, 1999, 13,478,019 shares of common stock were issued to the President and founder of the Company in exchange for a cash investment of $16,500 and payment of $11,755 of start-up expenses. In February 1999, the Company issued 112,600 Shares to various consultants and vendors in exchange for services rendered through February 1999.

            Commencing on January 22, 1999, the Company (through Joseph R. Preston, its sole principal) offered up to 10% (1,400,000 shares) of its outstanding 14,000,000 shares of common stock (the "Shares") for $200,000. This money was being raised to fund the Company's initial public offering. Through February19, 1999, $58,500 was raised and 409,381 Shares were sold to 14 accredited and 2 non-accredited investors.

            All such issuance of Shares were made pursuant to Section 4(2) of the Securities Act of 1933, as amended. Specifically, the Registrant claims exemption from registration pursuant to that Act's Regulation D as a sales by an issuer not involving a public offering.

                                     SB-1-2

ITEM 5.     INDEX TO EXHIBITS

(a)(1)      Financial Statements -- Included in Prospectus:

                        Independent Certified Public Accountants' Report.

                        Balance Sheet as of February 19, 1999.

                        Statement of Changes in Shareholder's Equity for the Period January 22, 1999 (Date of Formation) through February 19, 1999.

                        Notes to Financial Statements.

(a)(2) Included Separately from Prospectus: Consent of Independent Public Accountants.

                        Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b)  Exhibits:

                        3.1 Certificate of Incorporation and Certificate of Amendment thereto.

                        3.2        Bylaws of Registrant

                        3.3        Form of Stock Certificate

                        3.4 Subscription Agreement and Power of Attorney (attached to the Prospectus as Exhibit A).

                        5.1 Opinion of Counsel as to the legality of the Shares.

                        10.1 Form of Escrow Agreement between Registrant and _________________(the Escrow Agent).

                        10.2 Form of Work for Hire Agreement between Registrant and its independent contractors.

                        10.3 Form of Model Release Agreement between Registrant and its models.

                        10.4 Web Site Programming Services Agreement between Registrant and The Adrenaline Group.

                        10.5       Office Lease between Registrant and Peel
                                   Properties.

                        10.6 Telephone Services Agreement between Registrant and InterOffice/Bethesda.

                        10.7 Master Services Agreement between Registrant and Frontier Global Center.

                        10.8 Engagement Agreement between Registrant and Duncan, Blum & Associates (securities counsel).

                        10.9 Engagement Agreement between Registrant and Grant Thornton LLP (auditors).

                        24.1       Consent of Counsel (Duncan, Blum &
                                   Associates).

                        24.2       Consent of Auditors (Grant Thornton LLP).



                                     SB-1-3

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Bethesda, and State of Maryland, on the 26th day of February, 1999.

                                              Efox.net, Inc.

                                              By: /s/ Joseph R. Preston
                                                  ---------------------
                                                  Joseph R. Preston, President

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

             Signatures                            Title                                                Date
             ----------                            -----                                                ----

             /s/Joseph R. Preston                  President, CEO                                     March 1, 1999
             --------------------                  and Director
             Joseph R. Preston

             /s/ Joseph R. Preston                 Treasurer and Chief                                March 1, 1999
             ---------------------                 Financial Officer
             Joseph R. Preston



                                     SB-1-4